--------------------------------------------------------------------------------

                                IMPORTANT NOTICE

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") and the directors collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and believe that there are no misrepresentations, misleading statements or material omissions contained in this interim report.

The Company's financial statements for the first six months of 2003 prepared under the People's Republic of China (the "PRC") GAAP have been audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited, and the financial statements for the first six months of 2003 prepared under IFRS are unaudited.

The Company's director Mr. Xu Fengli and independent directors Mr. Wang Baifeng, Mr. Lu Yanfeng and Mr. Rupert Li did not attend the board meeting. Mr. Xu Fengli appointed chairman Mr. Yu Li, and each of Mr. Wang Baifeng, Mr. Lu Yanfeng and Mr. Rupert Li appointed independent director Mr. Wang Peirong to attend and vote on his behalf at the meeting.

The Company's chairman Mr. Yu Li, chief financial officer Mr. Lan Yunsheng and chief of the finance department Mr. Liao Hongwei accept full responsibility for the truthfulness and completeness of the financial statements contained in this interim report.

--------------------------------------------------------------------------------

                                                                        Contents
                                                                        --------

                                                                                         Pages
COMPANY PROFILE                                                                              2

CHANGES IN SHARE CAPITAL AND
  SUBSTANTIAL SHAREHOLDERS                                                                   5

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT                                                    6

MANAGEMENT DISCUSSION AND ANALYSIS                                                           7

REVIEW OF SIGNIFICANT EVENTS                                                                13

FINANCIAL STATEMENTS

      Prepared Under International Financial Reporting Standards (unaudited)
       -- Consolidated Profit and Loss Accounts                                             16
       -- Consolidated Balance Sheets                                                       17
       -- Consolidated Cash Flow Statements                                                 18
       -- Consolidated Statements of Changes in Shareholders' Equity                        19
       -- Notes to the Financial Statements                                                 20

      Prepared Under PRC GAAP (audited)
       -- Report of the PRC Auditors                                                        29
       -- Consolidated and Company Balance Sheets                                           30
       -- Consolidated and Company Profit and Loss Accounts                                 32
       -- Consolidated and Company Profit Appropriation Statements                          33
       -- Consolidated and Company Cash Flow Statements                                     34
       -- Notes to the Financial Statements                                                 37

SUPPLEMENTARY INFORMATION
 -- Significant Differences between IFRS and PRC GAAP                                       72
 -- Significant Differences between IFRS and US GAAP                                        75
 -- Asset Impairment Provision                                                              79

DOCUMENTS AVAILABLE FOR INSPECTION AND ADDRESS FOR
  INSPECTION OF DOCUMENTS                                                                   80

--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  1

Company Profile
---------------

Chinese Name                       :   [CHINESE CHARACTERS]
English Name                       :   Jilin Chemical Industrial Company Limited
Chinese Abbreviation               :   [CHINESE CHARACTERS]
English Initials                   :   JCIC
Registered Address                 :   No. 9, Longtan Street, Longtan District, Jilin City, Jilin Province,
                                       PRC
Postal Code                        :   132021
Web Site                           :   http://www.jcic.com.cn
E-mail of the Company              :   jcic@jcic.com.cn
Legal Representative               :   Yu Li
Company Secretary                  :   Zhang Liyan
Contact Address                    :   No. 9, Longtan Street, Longtan District, Jilin City, Jilin Province,
                                       PRC
Telephone Number                   :   (86432) 3903651 3903652
Facsimile Number                   :   (86432) 3028126
E-mail                             :   zly@jcic.com.cn
Newspapers Designated              :   (China Securities) (Securities Times);
  by the Company for                   Hong Kong (Wen Wei Po) (The Standard)
  Information Disclosure
Internet Website Designated        :   http://www.cninfo.com.cn
  by the China Securities
  Regulatory Commission
  ("CSRC") for the Company
  to Disclose its Interim Report
Internet Website Designated        :   http://www.hkex.com.hk
  by the Hong Kong
  Stock Exchange

Address for Inspection of          :   Jilin Chemical Industrial Company Limited
  the Company's Interim Report         The Secretary's Office to the Board of Directors

                                       Hong Kong: Fortune China Public Relations Ltd.
                                                  2nd Floor, Xinhua News Agency Building
                                                  5 Sharp Street West, Wanchai, Hong Kong

Stock Exchanges Listings           :   A shares     :   Shenzhen Stock Exchange
                                       Abbreviation :   ST Jihua
                                       Stock Code   :   000618

                                       H shares     :   Hong Kong Stock Exchange
                                       Abbreviation :   Jilin Chemical
                                       Stock Code   :   0368

                                       ADR          :   New York Stock Exchange
                                       Stock Code   :   JCC
                                       Ratio        :   1ADR=100H shares

--------------------------------------------------------------------------------
2  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                                 Company Profile
                                                                 ---------------

OTHER INFORMATION

Business Registration Number       :   2200001000906
Taxation Registration Number       :   Ji Shi Guo Shui: 220203123975078
                                       Ji Di Shui: 220203123975078
Domestic Auditor                   :   PricewaterhouseCoopers Zhong Tian CPAs Company Limited
                                       Certified Public Accountants in the PRC
                                       12th Floor, Shui On Plaza, 333 Huai Hai Zhong Road, Shanghai,
                                       PRC
International Auditor              :   PricewaterhouseCoopers
                                       22nd Floor, Prince's Building, Central, Hong Kong

FINANCIAL SUMMARY

PREPARED IN ACCORDANCE WITH PRC GAAP

                                                    For the six months
                                                     ended 30th June,
                                                      2003             2002         Increase
                                                       RMB              RMB              (%)
                                                 (audited)      (unaudited)
Net profit/(loss)                              240,972,838     (352,531,041)           +168%
Net profit/(loss) before non-operating loss    286,004,192     (237,227,445)           +221%
Earnings/(loss) per share                             0.07            (0.10)           +170%
Return on net assets (%)                              7.8%           (10.0%)           +105%
Net cash flow from operating activities      1,912,198,933      522,521,613            +266%

                                                     As at            As at
                                                30th June,   31st December,        Increase/
                                                      2003             2002         Decrease
                                                       RMB              RMB              (%)
                                                 (audited)        (audited)
Current assets                               2,197,011,472    2,364,407,202              -7%
Current liabilities                          7,777,307,533    7,621,101,602              +2%
Total assets                                13,888,466,267   14,336,230,911              -3%
Shareholders' equity
  (excluding minority interests)             3,096,842,064    2,855,869,226              +8%
Net assets per share                                  0.87             0.80              +9%
Adjusted net assets per share                         0.76             0.76               --

Note: Non-operating loss of RMB45,031,354 refers to doubtful debt expenses of RMB31,859,025, reversal of diminution in value of inventories of RMB(393,373), loss of RMB1,199,780 on disposal of fixed assets, loss of RMB6,434,901 from unscheduled plant shutdown, and other loss of RMB5,931,021.

--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  3

Company Profile
---------------

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

                                                                      For the six months
                                                                       ended 30th June,
                                                                       2003             2002
                                                                    RMB'000          RMB'000
                                                                (unaudited)      (unaudited)
Net profit/(loss)                                                   242,843         (350,068)
Earnings/(loss) per share                                           RMB0.07         RMB(0.10)
Return on net assets (%)                                              10.4%           (12.7%)

                                                                      As at            As at
                                                                 30th June,   31st December,
                                                                       2003             2002
                                                                    RMB'000          RMB'000
                                                                (unaudited)        (audited)
Shareholders' equity                                              2,325,790        2,082,947
Net assets per share                                                RMB0.65          RMB0.58

SIGNIFICANT DIFFERENCES UNDER IFRS AND PRC GAAP

Under IFRS and PRC GAAP, net profit for the six months ended 30th June, 2003 were RMB242.8 million and RMB241.0 million, respectively. The significant differences between IFRS and PRC GAAP are set out in the "Supplementary Information" section to this report.

--------------------------------------------------------------------------------
4  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                           Changes in Share Capital and Substantial Shareholders
                           -----------------------------------------------------

CHANGES IN SHARE CAPITAL STRUCTURE

During the reporting period, there was no change in the Company's share capital structure.

TOTAL NUMBER OF SHAREHOLDERS

As at 30th June, 2003, the Company had a total of 59,668 shareholders.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2003, the ten major shareholders of the Company were as follows:

                                                                      Increase/
                                                      Number of        Decrease     Percentage
Name of shareholders                      Class     shares held          amount     of holding
                                                        (share)         (share)            (%)


1.    PetroChina Company Limited
        ("PetroChina")                 A shares   2,396,300,000              --        67.2914
2.    HKSCC Nominees Limited           H shares     807,106,699      +4,274,000        22.6646
3.    Hong Kong & Shanghai
        Banking Corporation            H shares     135,105,300         +10,000         3.7939
        (Nominees) Limited
4.    LIU Wu Rong                       A share       2,575,609              --         0.0723
5.    CHEN YU                           A share       1,700,000        +500,000         0.0477
6.    ZHANG LI                          A share       1,500,000        -100,000         0.0421
7.    Northwest Securities
        Company Limited                 A share       1,458,317      -1,892,757         0.0410
8.    QIAO LIANG                        A share       1,400,000         -80,000         0.0393
9.    QIAO HONG                         A share         988,000        +988,000         0.0277
10.   ZHAO YING                         A share         950,000        +950,000         0.0267

Notes:

(1) The Company is not aware of any relationship between the ten largest shareholders of the Company.

(2) As at 30th June, 2003, PetroChina held 2,396,300,000 state-owned legal person shares issued by the Company, representing approximately 67.29 per cent of the Company's total share capital. Shares held by PetroChina in the Company were not pledged, locked up or held in trust during the six months ended 30th June, 2003.

(3) HKSCC Nominees Limited acted as nominee, of which there was no participant, as at 30th June, 2003, whose shareholding accounted for 10 per cent or more of the total number of shares issued by the Company.


--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  5

Directors, Supervisors, Senior Management
-----------------------------------------

SHARES HELD BY THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

As at 30th June, 2003, each of the directors Mr. Shi Jianxun and Mr. Ni Muhua and supervisor Mr. Zou Haifeng held 3,550 shares of the Company, respectively, and there was no change during the reporting period. None of the other directors, supervisors and senior management held any shares of the Company.

None of the directors, supervisors and senior management (including their spouse and children under 18 years of age) has been granted or has exercised any rights to subscribe for shares (or warrants or debentures, if applicable) of the Company.

APPOINTMENT AND REMOVAL OF DIRECTORS AND SENIOR MANAGEMENT

On 24th April, 2003, the Board approved the resignation of Mr. Xu Yuanxiang from his position as a director of the Company due to work changes. At the annual general meeting of the Company held on 24th June, 2003, Mr. Wang Peirong was elected as an independent director of the Company.


--------------------------------------------------------------------------------
6  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                              Management Discussion and Analysis
                                              ----------------------------------

OPERATIONS DURING THE REPORTING PERIOD

The Company's principal business consists of the production and sale of petroleum products, petrochemical and organic chemical products, and synthetic rubber.

1.    Results of operations

      Under PRC GAAP, revenue from principal operations of the Company and its subsidiaries (together, the "Group") during the six months ended 30th June, 2003 was RMB8,885.1 million, representing an increase of 108 per cent as compared with the same period of 2002. The Group achieved its goal of turnaround with a net profit of RMB241 million during the reporting period.

2. Operations during the reporting period

      During the first half of 2003, with the objective of achieving a turnaround from loss making to profitability, the Company introduced various measures to meet the criteria of "Act Promptly, Review Carefully, Commence Early and Begin Effectively" and set out various economic and technological targets. The Company enhanced its internal management through continuous strengthening of the supply, production and marketing of its products according to market demands, and made every effort to offset the adverse impact of SARS and price decrease in gasoline, diesel oil and petrochemical products in the second quarter. Through strengthening its production management and making timely decisions, the Company's major production facilities operated at full utilization rate and most of its products were sold at higher prices. During the reporting period, the Company made significant achievements such that the turnover, processing volume of crude oil and sales volume achieved the best results since the establishment of the Company. During the first half of 2003, the Company processed 2.76 million tons of crude oil and produced 290,000 tons of ethylene, representing an increase of 52 per cent and 32 per cent, respectively, as compared with the same period of 2002. Total sales volume was 2.95 million tons, representing an increase of 66 per cent as compared with the same period of 2002, including 540,000 tons of gasoline and 950,000 tons of diesel oil, which were up by 86 per cent and 296 per cent, respectively, as compared with the same period of 2002. Sales volume for petroleum products, petrochemical and organic chemical products and synthetic rubber increased by 92 per cent, 41 per cent and 37 per cent, respectively, and weighted average prices increased by 37 per cent, 31 per cent and 13 per cent, respectively, as compared with the same period of 2002.

3. Revenue and profit from principal operations

      During the six months ended 30th June, 2003, under PRC GAAP, turnover for petroleum products, which represented more than 10 per cent of the Group's turnover from its principal activities, was RMB4,324.8 million, accounting for 49 per cent of the Group's total turnover from its principal business. Cost of goods sold in respect of petroleum products was RMB3,943.9 million and the gross margin rate for petroleum products was 9 per cent. Turnover for petrochemical and organic chemical products was RMB3,957 million, accounting for 45 per cent of the Group's total turnover from its principal business. Cost of goods sold in respect of petrochemical and organic chemical products was RMB3,392.3 million and the gross margin rate for petrochemical and organic chemical products was 14 per cent.



--------------------------------------------------------------------------------
                 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 7

Management Discussion and Analysis
----------------------------------


      The Company's principal business is carried out in the PRC and the Company is not involved in any industry other than the petrochemical industry. During the reporting period, there was no change in the Company's principal business or any other business which had a significant effect on the Company's net profits.

      During the reporting period, there was no entity that contributed more than 10 per cent to the Group's net profits.

INVESTMENT (PROJECTS NOT FUNDED THROUGH SHARE ISSUE)

During the six months ended 30th June, 2003, the 300,000t/a synthetic ammonia unit was put into production. As at 30th June, 2003, the total investment in the project was RMB207.8 million.

RESULTS OF OPERATIONS AND ANALYSIS OF FINANCIAL CONDITIONS

1.    Under PRC GAAP
      Unit: RMB


                                   For the six months
      Items                         ended 30th June,       Increase/

                                   2003            2002     Decrease   Reason of
                              (audited)     (unaudited)          (%)   changes

      Income from         8,885,128,786   4,270,057,757         +108   Increase in the sales
        principal business                                               price and sales volume

      Profit from           756,315,388     258,734,720         +192   Increase in the sales
        principal business                                               price and processing
                                                                         volume of crude oil

      Net profit/(loss)     240,972,838    (352,531,041)        +168   Increase in the gross
                                                                         profit of petrochemical
                                                                         products

      Decrease in cash and   16,434,800       5,754,159         +186   Increase in the
        cash equivalents                                                 repayment of loans


                                  As at          As at
                             30th June,  31st December,
                                   2003           2002
                              (audited)      (audited)

      Total assets       13,888,466,267  14,336,230,911           -3   Decrease in inventory
                                                                         and increase in
                                                                         provision for bad debt
      Shareholders'
        equity            3,096,842,064   2,855,869,226           +8   Profit in the reporting
                                                                         period




--------------------------------------------------------------------------------
8  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                              Management Discussion and Analysis
                                              ----------------------------------



2.    Under IFRS

      During the first half of 2003, the Group's turnover was approximately RMB9,282.9 million, representing an increase of 105 per cent as compared with the same period of 2002. The increase was mainly due to the increase in the production volume, sales volume and weighted average prices of the Group's major products.

      1)   Segment analysis

           (1)   Petroleum products

                 During the first six months ended 30th June, 2003, turnover for petroleum products increased by 167 per cent to RMB4,021.3 million from RMB1,505.5 million for the same period in 2002, and accounted for 43 percent of the Company's turnover as compared with 33 per cent in the first half of 2002. Due to factors including increases in international crude oil price, the Company's crude oil processing capability and purchase of crude oil from Russia, the processing volume of crude oil, sales volume and weighted average prices of the Company increased by 52 per cent, 92 per cent and 39 per cent, respectively, as compared with the same period of 2002 (during which a once-every-two-years overhaul was carried out) .

           (2)   Petrochemical and organic chemical products

                 Turnover for petrochemical and organic chemical products increased by 81 per cent to RMB3,939.2 million from RMB2,173.5 million for the same period in 2002, and accounted for 42 per cent of the Company's turnover. The increase of turnover was mainly due to the increasing demands for the raw materials of petrochemical products by downstream users, increase in market price and the higher utilization rate of the Company's production facilities. Compared with the corresponding period of 2002 (during which a once-every-two-years overhaul was carried out), the sales volume and weighted average prices of these products increased by 41 per cent and 29 per cent, respectively.

           (3)   Synthetic rubber

                 Turnover for synthetic rubber products increased by 54 per cent to RMB533.8 million from RMB345.8 million for the same period in 2002, and accounted for 6 percent of the Company's turnover. The increase in turnover was mainly due to the growth of the sales volume and weighted average price of these products by 37 per cent and 13 per cent respectively as compared with the same period of 2002.

      2)   Cost and expenses

           Cost of sales increased by 100 per cent to RMB8,527.4 million in the first half of 2003 from RMB4,260 million for the same period in 2002. The increase in the cost of sales was mainly due to the increase in the sale volume of products, processing volume of crude oil and prices of crude oil and other raw materials, as well as the turnaround from loss by the Company and the increase in staff's salaries. In the first half of 2003, the Company was affected by an increase in the price of crude oil internationally to RMB1,898 per ton, representing an increase of 39 per cent from the same period in 2002. The processing volume of crude oil increased by 52 per cent as compared with the same period of 2002.




--------------------------------------------------------------------------------
                 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 9

Management Discussion and Analysis
----------------------------------



           Despite the increase of cost of sales, the Group's gross profit increased by 184 per cent as compared with the same period of 2002. This increase was mainly due to the significant increase of the Group's turnover.

           Selling expenses, administrative expenses and other expenses decreased by 10 per cent to RMB274.7 million in the first half of 2003 from RMB304.9 million for the same period in 2002. This decrease was mainly due to the loss from the retirement of fixed assets of RMB110 million in the first half of 2002 and the provision for bad debts of RMB31.9 million during the reporting period.

           As a result of the above factors, the Group's operating profit increased to RMB480.8 million in the first half of 2003 from a loss of RMB39.1 million in the same period of 2002.

           Interest expense decreased by 13 per cent from RMB272.1 million in the first half of 2002 to RMB236.6 million in the first half of 2003. The decrease was mainly due to a refinancing of higher interest rate loans with lower interest rate loans.

           During the first half of 2003, the Group's net exchange loss was RMB8.1 million, as compared with a net exchange loss of RMB34.9 million for the same period in 2002. The loss was mainly due to changes in exchange rate of the Company's foreign currency loans during the reporting period.

           The income from a jointly controlled entity and an associated company before taxation was RMB2.6 million in the first half of 2003, as compared with a loss of RMB4.9 million in the first half of 2002. This change was mainly due to profits generated by the jointly controlled entity.

           In accordance with PRC tax law, the Company has no income taxable so far as a result of the losses accumulated before the reporting period.

      3)   Liquidity and capital resources

           The Group depends upon the cash flow from its operations and bank loans to satisfy its ongoing liquidity and capital requirement.

           During the first half of 2003, net cash inflow from operating activities increased to RMB1,692.6 million from RMB261.4 million for the same period in 2002. The increase in net cash inflow was primarily due to profit generated in the first half of 2003 and strengthening funds control.

           Net cash outflow from investing activities decreased to RMB261.9 million in the first half of 2003 from RMB502.3 million in the same period of 2002. The decrease was primarily due to reduced capital expenditures during the reporting period.

           Net cash outflow from financing activities in the first half of 2003 was RMB1,447.2 million compared with a net cash inflow from financing activities of RMB235.1 million for the same period in 2002. The change was primarily due to the increase in the repayment of bank loans during the reporting period.



--------------------------------------------------------------------------------
10 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                              Management Discussion and Analysis
                                              ----------------------------------



           As at 30th June, 2003, the Group's current assets were RMB2,197 million, current liabilities were RMB7,777.3 million, and negative working capital was RMB5,580.3 million. The Group reviews its working capital and liquidity position on a regular basis and has always been able to satisfy its short term obligations through the refinancing of its indebtedness and other measures. China Petroleum Finance Company Limited, a subsidiary of the Company's ultimate holding company, has provided the Company with a loan facility of RMB8 billion for up to 31st December, 2004. As a result, the Company believes that it has sufficient resources to meet its foreseeable working capital requirement. As at 30th June, 2003, the Group's gearing ratio was 56 per cent, compared with 65 per cent as at 31st December, 2002. (Gearing ratio is the ratio between long term debt and the sum of shareholders' equity and long term debt).

           As at 30th June, 2003, the Group's liquidity ratio was 28 per cent, quick ratio was 13 per cent and inventory turnover was 578 per cent.

           As at 30th June, 2003, the borrowings of the Group decreased by RMB1,447.2 million to RMB7,916.3 million as compared with 31st December, 2002, among which short-term borrowings were RMB4,933.1 million, representing a decrease of RMB603.6 million as compared with 31st December, 2002; long-term borrowings were RMB2,983.2 million, representing a decrease of RMB843.6 million as compared with 31st December, 2002. These changes reflected the Group's stronger ability to repay bank loans to reduce the debt ratio as a result of profit generated during the reporting period and further improvement in its financial condition.

           The Group did not experience seasonal fluctuations in the demand of capital.

      4)   Exchange rate risk

           As at 30th June, 2003, the Group's short-term loans were all Renminbi-denominated. Foreign currency-denominated long-term loans amounted to approximately RMB1,773 million, which were mainly related to the loan for the ethylene project. Foreign currencies include US dollar, Japanese Yen, and Euro. The Group's exchange rate risks also include exchange of foreign currencies to Renminbi for the payment of imported materials and equipment. Dividends of H shares shall be paid in foreign currency. The Company believes that the fluctuations in foreign exchange rates will have a significant impact on the Company. During the six months ended 30th June, 2003, the Group's foreign exchange loss was RMB8.08 million.

      5)   Employees

           As at 30th June, 2003, the number of employees of the Company was 22,340. The employees' remuneration for the reporting period was RMB310.8 million.

      6)   Pledge on assets

           The Group did not have charges over its principal assets as at 30th June, 2003.

      7)   Contingent liability

           The Group did not have any contingent liability as at 30th June, 2003.




--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 11

Management Discussion and Analysis
----------------------------------




           PROSPECTUS

           The Board expects the price of petrochemical products to remain at the current level in the second half of 2003 and the price of crude oil not to experience significant fluctuation. The Company will focus on the maintenance of safe and stable production operations; the improvement in the sourcing of major resources including domestic crude oil, Russian crude oil, residue and ethylene; the adjustment of product mix to ensure high utilization rate and sustained profitability; the speeding up in the implementation of plants upgrade so as to achieve cost and energy consumption reduction (for water, gas and electricity) to meet production targets. The Company will combine the business concepts where "sales shall be dependent on profitability; production shall be dependent on sales; efficient sales and profitability through sales". The Company will further strengthen its marketing and sales development of certain products such as EPR, AES, alcohol, ether and liquid ammonia with the aim of obtaining maximum economic benefits. The Company will enhance its materials purchasing system for crude oil and naphtha to ensure that materials are supplied in bulk at favourable rates and in a timely manner for production purposes. The Company will also strengthen the management of its funds through strict control over expenses and focus on adjusting and restructuring its loans and repay loans which bear higher interest rates. The Company will also seek to improve its financial budget and the economic analysis of its activities, and further control its costs through management at the work shifts, production plants and factories level.

           In the second half of 2003, on the premise that the price of crude oil will not increase significantly and the petrochemical market will not experience significant fluctuation, the Company, bearing in mind its tasks of turning around loss to achieve sustained profit and cost control, will make every effort to achieve profitability for the full year of 2003.






--------------------------------------------------------------------------------
12 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                    Review of Significant Events
                                                    ----------------------------



1.    CORPORATE GOVERNANCE STRUCTURE

      The Company's corporate governance structure was in compliance with the requirements of the Listed Company Governance Guidelines.

2.    PROPOSED INTERIM DISTRIBUTION AND TRANSFER FROM COMMON RESERVE TO SHARE
      CAPITAL

      The Directors resolved not to declare any interim dividend and did not make any transfer from the common reserves to the Company's share capital during the first six months ended 30th June, 2003.

3.    PREVIOUS YEAR's Profit Distribution

      According to the Company's 2002 annual general meeting of the Company, no dividend was declared and no transfer was made from the common reserve to the Company's share capital for 2002.

4. The Company was not involved in any material litigation or arbitration during the reporting period.

5. During the reporting period, there were no acquisitions, sales or restructuring involving the Company.

6.    SIGNIFICANT CONNECTED TRANSACTIONS

      The fees paid by the Company for welfare and supporting services rendered by Jilin Chemical Group Corporation ("JCGC") were based on the State prices, market prices or actual cost as provided for in the service agreement entered into between the Company and JCGC. The other connected transactions between the Company and JCGC were based on normal commercial terms or on terms that were fair and reasonable so far as the shareholders of the Company are concerned. The connected transactions between the Company and PetroChina were based on the terms approved by shareholders at the extraordinary shareholders meeting held on 30th December, 2001. Such connected transactions are necessary for the Company's business.

7.    MATERIAL CONTRACTS AND ITS PERFORMANCE

      (1) During the reporting period, the Company did not enter into any trust arrangement, entrustment contract or lease in respect of the assets of any third party nor did any third party enter into any trust arrangement, entrustment contract or lease arrangement in respect of the assets of the Company.

      (2) The Company did not enter into any material guarantees during the reporting period and there were no material guarantees previously entered into which were subsisting during the reporting period.

      (3) During the reporting period, the Company did not entrust any third party with the administration of its cash assets.





--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 13

Review of Significant Events
----------------------------



8. The Company and its shareholders with shareholding of 5 per cent or more had not made any undertakings that will have significant impact on the Company's operating results and financial condition.

9.    AUDITORS

      The financial statements prepared under the PRC GAAP have been audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited. The certified public accountants are Mr. Zhou Zhonghui and Mr. Li Dan.

      It is estimated that the audit fee for the full year of 2003 will be approximately RMB4 million.

10. During the reporting period, neither the Company, the Board nor the directors of the Company had been investigated, received administrative punishment or press censure by the China Securities Regulatory Commission, nor had it or he been publicly reprimanded by other government administrative departments or the stock exchanges.

11.   PURCHASE, SALE AND REDEMPTION OF SHARES

      During the reporting period, there was no purchase, sale, redemption or cancellation of the Company's listed shares.

12.   CODE OF BEST PRACTICE

      To the knowledge of directors, the Company had complied with the requirements of the Code of Best Practice during the reporting period. The code of Best Practice is set out in Appendix 14 to the Listing Rules published by the HK Stock Exchange.

13.   TRUST DEPOSITS AND TRUST LOANS

      As at 30th June, 2003, the Company did not have any trust deposits and trust loans with any financial institutions which were due but had not been recovered and did not encounter any difficulty in making withdrawal.

14.   HOUSING REFORMS

      In 1998, the Company incurred a loss of RMB84.09 million due to the discount offered to its employees to purchase staff accommodations.

      In accordance with IFRS, the loss was capitalized. The staff cost associated with the Company's employee housing reform programs was amortized on a straight-line basis over the remaining expected average employment period of the relevant employees.






--------------------------------------------------------------------------------
14 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                    Review of Significant Events
                                                    ----------------------------



      From 1st January, 1998 to 30th June, 2003, the total amount amortized was RMB35.91 million. The amount amortized in the first half of 2003 was RMB4.6 million. As at 30th June, 2003, the above remaining deferred staff cost was approximately RMB48.18 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the first half of 2003, the net assets of the Company as at 30th June, 2003 would be reduced by approximately RMB48.18 million. Other than the employees' housing reform programme mentioned above, the Company has not implemented any employees' housing plan.

15.   APPLICATION FOR THE RESUMPTION OF TRADING OF A SHARES

      After the announcement of the interim results for the six months ended 30th June, 2003, the Company will have satisfied the requirements for resumption of trading as stipulated in the Listing Rules of the Shenzhen Stock Exchange and the Board has resolved to apply for the resumption of trading of its A shares. Once approved, the Company's A shares will resume trading on the Shenzhen Stock Exchange.

16.   OTHER EVENTS

      An announcement regarding the suspension of the shares of the Company was published in the China Securities and the Securities Times on April 30, 2003, and posted on the website of http://www.cninfo.com.cn which can be viewed after the input of the Company's stock code.









--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 15

Financial Statements
--------------------

The Board hereby announces the audited interim results of the Company and the Group for the six months ended 30th June, 2003 prepared under the PRC GAAP and the unaudited interim results prepared under the IFRS. The Company's Audit Committee and management have reviewed the accounting principles, accounting standards and measures adopted by the Group, and have reviewed the relevant auditing affairs, internal supervision and financial reports, including the audited financial statement prepared under the PRC GAAP and the unaudited financial statement prepared under IFRS and the additional information in respect thereof for the six months ended 30th June, 2003.

UNAUDITED CONSOLIDATED INTERIM CONDENSED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 30TH JUNE, 2003
(Prepared under IFRS)
(Amounts in thousands except for per share data)

                                                                  Six months ended 30th June,

                                                                       2003             2002
                                                  Notes                 RMB              RMB
Turnover                                            2             9,282,866        4,525,618

Cost of sales                                                    (8,527,355)      (4,259,866)
                                                                 ----------       ----------

Gross profit                                                        755,511          265,752
Distribution costs                                                  (14,910)         (13,453)
Administrative expenses                                            (253,128)        (181,886)
Shut down of manufacturing assets                   4                    --         (110,040)
Other operating expenses, net                                        (6,629)             517
                                                                 ----------       ----------

Operating profit(loss)                              3               480,844          (39,110)
Interest expense                                    5              (236,587)        (272,064)
Interest income                                                       2,606              412
Exchange loss                                                        (8,632)         (38,031)
Exchange gain                                                           548            3,112
Share of profit/(loss) of jointly controlled entities                 2,825           (4,766)
Share of loss of an associated company                                 (223)            (149)
                                                                 ----------       ----------

Profit/(loss) before taxation                                       241,381         (350,596)
Taxation                                            6                    --             (352)
                                                                 ----------       ----------

Profit/(loss) before minority interests                             241,381         (350,948)
Minority interests                                                    1,462              880
                                                                 ----------       ----------

Profit/(loss) attributable to shareholders                          242,843         (350,068)
                                                                 ==========       ==========

Basic and diluted earnings per share                7               RMB0.07         (RMB0.10)
                                                                 ==========       ==========

Dividend                                            8                    --               --
                                                                 ==========       ==========

The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------

16   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                            Financial Statements
                                                            --------------------


UNAUDITED CONSOLIDATED INTERIM CONDENSED BALANCE SHEET

AS OF JUNE 30, 2003
(Prepared under IFRS)
(Amounts in thousands)

                                                                   June 30,     December 31,
                                                                       2003             2002
                                                  Notes                 RMB              RMB
NON-CURRENT ASSETS
  Property, plant and equipment                     9            10,177,100       10,687,084
  Interests in jointly controlled entities                           46,883           44,058
  Investment in an associated company                                18,686           18,909
  Intangible assets                                 9               677,734          448,852
                                                                 ----------       ----------
                                                                 10,920,403       11,198,903
                                                                 ----------       ----------

CURRENT ASSETS
  Inventories                                                     1,198,083        1,394,228
  Value added tax recoverable                                            --          101,830
  Accounts receivable                              10               594,975          684,925
  Prepaid expenses and other current assets                         387,584          252,450
  Cash and cash equivalents                                          16,370           32,805
                                                                 ----------       ----------
                                                                  2,197,012        2,466,238
                                                                 ----------       ----------

CURRENT LIABILITIES
  Accounts payable and accrued liabilities         11             2,844,255        2,186,248
  Short-term borrowings                            12             4,933,054        5,536,685
                                                                 ----------       ----------

                                                                  7,777,309        7,722,933
                                                                 ----------       ----------

NET CURRENT LIABILITIES                                          (5,580,297)      (5,256,695)
                                                                 ----------       ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                             5,340,106        5,942,208
                                                                 ==========       ==========

FINANCED BY:
  Share capital                                                   3,561,078        3,561,078
  Reserves                                                        2,101,318        2,101,804
  Accumulated losses                                             (3,336,606)      (3,579,935)
                                                                 ----------       ----------

  Shareholders' equity                                            2,325,790        2,082,947
                                                                 ----------       ----------

  Minority interests                                                 31,093           32,456
                                                                 ----------       ----------

NON-CURRENT LIABILITIES
  Long-term borrowings                             12             2,983,223        3,826,805
                                                                 ----------       ----------

                                                                  5,340,106        5,942,208
                                                                 ==========       ==========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

             JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED  Interim Report 2003   17

Financial Statements
--------------------

UNAUDITED CONSOLIDATED INTERIM CONDENSED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Prepared under IFRS)
(Amounts in thousands)

                                                                  Six months ended June 30,

                                                                       2003             2002
                                                                        RMB              RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss) for the period                                    242,843         (350,068)
Depreciation and amortisation                                       488,684          466,380
Provision for impairment of accounts receivables                     31,859                -
Loss on disposal of property, plant and equipment                     1,200          107,417
(Increase)/decrease in receivables                                  (27,213)         169,967
Decrease/(increase) in inventories                                  196,538         (200,865)
Increase in payables                                                710,006          153,810
Other, net                                                           48,714          (85,258)
                                                                 ----------        ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES                         1,692,631          261,383
                                                                 ----------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                               (207,853)        (507,202)
Acquisition of Jilian (a)                                           (54,000)               -
Proceeds from disposal of property, plant and equipment                  --            3,088
Dividends received                                                       --            1,860
                                                                 ----------        ---------

NET CASH USED FOR INVESTING ACTIVITIES                             (261,853)        (502,254)
                                                                 ----------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                          2,605,947        1,951,685
Repayments of borrowings                                         (4,053,160)      (1,715,985)
Dividends paid to minority interests                                     --             (583)
                                                                 ----------        ---------

NET CASH (USED FOR)/PROVIDED
  BY FINANCING ACTIVITIES                                        (1,447,213)         235,117
                                                                 ----------        ---------

Decrease in cash and cash equivalents                               (16,435)          (5,754)
Cash and cash equivalents at beginning of period                     32,805           36,917
                                                                 ----------        ---------

Cash and cash equivalents at end of period                           16,370           31,163
                                                                 ==========        =========

(a) Prior to December 2002, the Company had a 65% equity interest in Jilian (Jilin) Petrochemicals Limited ("Jilian"). In December 2002, the Company acquired the remaining 35% equity interest in Jilian for a consideration of RMB135,000 and integrated its business into the Company's. Jilian was subsequently dissolved in the same month and thereafter became a branch of the Company. RMB54,000 of the consideration which had not been paid as of December 31, 2002 was paid during the six months ended June 30, 2003.

The accompanying notes are an integral part of these financial statements.

-------------------------------------------------------------------------------
18   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                            Financial Statements
                                                            --------------------


UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Prepared under IFRS)
(Amounts in thousands)

                                          Share    Accumulated
                                        capital         losses       Reserves          Total
                                            RMB            RMB            RMB            RMB
Balance at January 1, 2002            3,561,078     (2,558,558)     2,103,526      3,106,046

Net loss for the period                      --       (350,068)            --       (350,068)

Transfer to accumulated losses on
  realisation of revaluation reserve         --            486           (486)            --

Transfer from accumulated losses
  to reserves                                --           (378)           378             --
                                      ---------     ----------      ---------      ---------

Balance at June 30, 2002              3,561,078     (2,908,518)     2,103,418      2,755,978
                                      =========     ==========      =========      =========

Balance at January 1, 2003            3,561,078     (3,579,935)     2,101,804      2,082,947

Net profit for the period                    --        242,843             --        242,843

Transfer to accumulated losses on
  realisation of revaluation reserve         --            486           (486)            --

                                      ---------     ----------      ---------      ---------

Balance at June 30, 2003              3,561,078     (3,336,606)     2,101,318      2,325,790
                                      =========     ==========      =========      =========


The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------

          JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED    Interim Report 2003    19

Financial Statements
--------------------

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

(Amounts in thousands unless otherwise stated)

1.    Accounting Policies

      The unaudited consolidated interim condensed financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended 31st December, 2002.

      Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

      Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average annual tax rate used for the six-month period from 1st January, 2003 to 30th June, 2003 is 33 per cent (the estimated weighted average tax rate used for the six-month period from 1st January, 2002 to 30th June, 2002 was 33 per cent).

      These unaudited consolidated interim condensed financial statements should be read in conjunction with the 2002 annual financial statements.

      The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003.


--------------------------------------------------------------------------------
20  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

2.    Segment Information

      Six months ended 30th June, 2003

                                                      Petro-       Chemical
                                                    chemical    fertilisers                 Other
                                                 and organic            and  Synthetic   products
                                        Petroleum   chemical      inorganic     rubber       and
                                         products   products       products   products   services      Total
                                              RMB        RMB            RMB        RMB        RMB        RMB
      Revenues                          4,021,317  3,939,206         67,166    533,830    721,347  9,282,866
                                        ---------  ---------         ------    -------    -------  ---------
      Segment results                      26,321    369,918        (37,652)   137,885    (15,628)   480,844
      Finance costs, net                                                                            (242,065)
      Share of profit of a jointly
        controlled entity                     --       2,825            --         --         --       2,825
      Share of loss of an
        associated company                    --         --             --         --        (223)      (223)
                                                                                                   ---------
      Profit before taxation                                                                         241,381
                                                                                                   =========


      Six months ended 30th June, 2002

                                                      Petro-       Chemical
                                                    chemical    fertilisers                 Other
                                                 and organic            and  Synthetic   products
                                        Petroleum   chemical      inorganic     rubber       and
                                         products   products       products   products   services      Total
                                              RMB        RMB            RMB        RMB        RMB        RMB
      Revenues                          1,505,511  2,173,454         77,562    345,840    423,251  4,525,618
                                        ---------  ---------         ------    -------    -------  ---------
      Segment results                    (126,163)   115,060        (98,751)    75,863     (5,119)   (39,110)
      Finance costs, net                                                                            (306,571)
      Share of loss of jointly
        controlled entities                    --     (4,766)            --         --         --      (4,766)
      Share of loss of an
        associated company                     --         --             --         --        (149)      (149)
                                                                                                   ----------
      Loss before taxation                                                                           (350,596)
                                                                                                   ==========

      All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. Accordingly, no geographic segment information is presented.

--------------------------------------------------------------------------------
               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  21

Financial Statements
--------------------

3.    Operating Profit/(loss)

      The following items have been charged/(credited) to operating profit/(loss) during the period:

                                                                   Six months ended 30th June,
                                                                       2003             2002
                                                                        RMB              RMB
      Depreciation of property, plant and equipment                 449,636          430,973
      Loss on disposal of property, plant and equipment               1,200          107,417
      Provision for impairment of receivables
        (included in "administrative expenses")                      31,859              --
      Reversal of diminution in value of inventories                   (393)             --
      Amortisation of intangible assets                              39,048           35,407
      Research and development expenditure                            1,200            3,246
      Employee compensation costs                                   310,800          190,170

4.    Shut Down Of Manufacturing Assets

      During the period ended June 30, 2002 the Group recorded direct charges totalling RMB110,040 representing property, plant and equipment permanently withdrawn from use as a result of management decisions to shut down certain less efficient manufacturing facilities. The costs to dismantle or to remove the related shut-down facilities were minimal and have been included in the profit and loss account.

5.    Interest Expense

                                                                   Six months ended 30th June,
                                                                       2003             2002
                                                                        RMB              RMB
      Interest expense                                              260,022          295,117
      Less: Amount capitalised                                      (23,435)         (23,053)
                                                                    -------          -------
                                                                    236,587          272,064
                                                                    =======          =======

6.    Taxation

                                                                   Six months ended 30th June,
                                                                       2003             2002
                                                                        RMB              RMB
      PRC income tax                                                     --              352
                                                                    -------          -------
                                                                         --              352
                                                                    =======          =======

In accordance with PRC tax regulations, tax losses can be carried forward for a period of 5 years. As the recoverability of these tax losses is uncertain, the resulting deferred tax benefit arising from these tax losses has not been recognised in the financial statements.

There is no taxation charge as the Group has sufficient tax losses brought forward to offset against any current taxable income for the period.

--------------------------------------------------------------------------------
22  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

7.    Basic And Diluted Earnings Per Share

      Basic and diluted earnings per share for the six months ended 30th June, 2003 have been computed by dividing the profit attributable to shareholders of RMB242,843 (2002: loss attributable to shareholders of RMB350,068) by the number of 3,561,078,000 shares issued and outstanding for the period.

8.    Dividend

      The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2003 (2002: nil).

9.    Property, Plant And Equipment And Intangible Assets

                                                            Property, plant
                                                              and equipment  Intangible assets
                                                                        RMB                RMB
      Net book value:
      At January 1, 2003                                         10,687,084            448,852
      Additions                                                     208,782                 --
      Transfers (a)                                                (267,930)           267,930
      Disposals                                                      (1,200)                --
      Depreciation/amortisation                                    (449,636)           (39,048)
                                                                 ----------            -------

      At June 30, 2003                                           10,177,100            677,734
                                                                 ==========            =======

      Capital commitments contracted but not provided for:
      At June 30, 2003                                               10,240                 --

      At December 31, 2002                                           94,256                 --

      (a) The intangible asset is the technical know-how relating to the synthetic ammonia facilities. The synthetic ammonia facilities were acquired from a German supplier and the construction costs include an identifiable know-how of USD32,370,000. When the Group paid the construction cost to the supplier in prior years, the total amount was recorded in construction in progress (included in property, plant and equipment), When the facilities were completed and reached their usable condition in June 2003, the Group transferred the amount from construction in progress to equipment and intangible assets, respectively, based on the construction contract.

--------------------------------------------------------------------------------
               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  23

Financial Statements
--------------------

10.   Accounts Receivable

                                                                   June 30,     December 31,
                                                                       2003             2002
                                                                        RMB              RMB
      Due from third parties                                        914,979          935,890
      Due from related parties
       -- PetroChina Group Companies                                210,588          242,924
       -- CNPC Group Companies                                           --              691
       -- JCGC Group Companies                                      342,598          346,503
       -- Associated company                                         23,884           24,132
                                                                  ---------        ---------
                                                                  1,492,049        1,550,140
      Less: Provision for impairment loss                          (897,074)        (865,215)
                                                                  ---------        ---------
                                                                    594,975          684,925
                                                                  =========        =========


      Amounts due from related parties are interest free and unsecured. Related parties are offered credit terms of no more than 30 days.

      The ageing analysis of accounts receivable at June 30, 2003 is as follows:


                                                                   June 30,     December 31,
                                                                       2003             2002
                                                                        RMB              RMB
      Within 1 year                                                 231,918          270,587
      Between 1 to 2 years                                           26,041           40,315
      Between 2 to 3 years                                          116,224          706,552
      Over 3 years                                                1,117,866          532,686
                                                                  ---------        ---------
                                                                  1,492,049        1,550,140
                                                                  =========        =========

      Commencing 2002, the Group altered its credit management policy and implemented a cash sales policy for the majority of its customers. Certain selected customers are offered credit terms of no more than 30 days.

--------------------------------------------------------------------------------
24  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

11.   Accounts Payable And Accrued Liabilities

                                                                   June 30,     December 31,
                                                                       2003             2002
                                                                        RMB              RMB
      Trade payables                                              1,302,008        1,226,079
      Advances from customers                                       163,858          251,377
      Salaries and welfare payable                                  164,758           95,411
      Other payables and accrued liabilities                        339,233          243,511
      Amounts due to related parties
       -- PetroChina Group Companies                                643,530           58,086
       -- CNPC Group Companies                                           62            1,527
       -- JCGC Group Companies                                      229,157          310,257
       -- Associated company                                          1,649               --
                                                                  ---------        ---------
                                                                  2,844,255        2,186,248
                                                                  =========        =========


      Amounts due to related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

      The ageing analysis of trade payables at June 30, 2003 is as follows:


                                                                   June 30,     December 31,
                                                                       2003             2002
                                                                        RMB              RMB
      Within 1 year                                               1,210,382        1,029,725
      Between 1 to 2 years                                           53,688          126,373
      Between 2 to 3 years                                            9,518           22,784
      Over 3 years                                                   28,420           47,197
                                                                  ---------        ---------
                                                                  1,302,008        1,226,079
                                                                  =========        =========


--------------------------------------------------------------------------------
               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  25

Financial Statements
--------------------

12.   Borrowings

                                                                   June 30,     December 31,
                                                                       2003             2002
                                                                        RMB              RMB
      Short-term borrowings                                       4,933,054        5,536,685
      Long-term borrowings                                        2,983,223        3,826,805
                                                                  ---------        ---------

                                                                  7,916,277        9,363,490
                                                                  =========        =========


      The movements in borrowings can be analysed as follows:

                                                                                         RMB
      Balance at January 1, 2003                                                   9,363,490
      New borrowings                                                               2,605,947
      Repayments of borrowings                                                    (4,053,160)
                                                                                  ----------

      Balance at June 30, 2003                                                     7,916,277
                                                                                  ==========

                                                                   June 30,     December 31,
                                                                       2003             2002
                                                                        RMB              RMB
      Unsecured long-term borrowings                              4,532,897        5,487,030
      Current portion of long-term borrowings                    (1,549,674)      (1,660,225)
                                                                 ----------       ----------

                                                                  2,983,223        3,826,805
                                                                 ==========       ==========

      The analysis of the above long-term
        borrowings is as follows:

      Wholly repayable within five years                          3,971,178        4,891,143
      Not wholly repayable within five years                        561,719          595,887
                                                                 ----------       ----------

                                                                  4,532,897        5,487,030

      Current portion of long-term borrowings                    (1,549,674)      (1,660,225)
                                                                 ----------       ----------

                                                                  2,983,223        3,826,805
                                                                 ==========       ==========


--------------------------------------------------------------------------------
26  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

12    Borrowings (Cont'd)

      Details of long-term borrowings are as follows:

                                   Interest rate and               June 30,     December 31,
                                   final maturity                      2003             2002
                                                                        RMB              RMB
      Renminbi denominated loans   Floating interest rate at
                                   5.42% to 6.03% per
                                   annum as of June 30,
                                   2003, with maturities
                                   through 2007                   2,759,850        2,959,850

      US dollar denominated loans  Floating interest
                                   rate at 0% to 8.66% per
                                   annum as of June 30,
                                   2003, with maturities
                                   through 2012                   1,508,996        2,176,960

      Japanese Yen denominated     Floating interest rate at
        loans                      4.10% to 5.30% per
                                   annum as of June 30,
                                   2003, with maturities
                                   through 2008                     207,985          248,010

      EURO denominated loans       Floating interest rate at
                                   2.00% to 8.30% per
                                   annum as of June 30,
                                   2003, with maturities
                                   through 2006                      56,066          102,210
                                                                  ---------        ---------

                                                                  4,532,897        5,487,030
                                                                  =========        =========

      The Group's long-term borrowings are repayable as follows:

                                                                   June 30,     December 31,
                                                                       2003             2002
                                                                        RMB              RMB
      Within one year                                             1,549,674        1,660,225
      In the second year                                            751,958        1,215,761
      In the third to fifth year                                  1,669,546        2,015,157
      After the fifth year                                          561,719          595,887
                                                                  ---------        ---------

                                                                  4,532,897        5,487,030
                                                                  =========        =========


--------------------------------------------------------------------------------
               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  27

Financial Statements
--------------------

13.   Related Party Transactions

                                                                    Six months ended June 30,
                                                                       2003             2002
                                                                        RMB              RMB
      CNPC Group Companies
      Interest expense                                              162,656          194,110

      JCGC Group Companies
      Sale of goods                                                 436,180          258,500
      Sub-contracting fees                                            2,420            5,550
      Construction of fixed assets                                   22,609           46,641
      Purchase of raw materials and spare parts                      59,371           73,431
      Fees for welfare and support services                          98,200           49,421

      PetroChina Group Companies
      Purchase of crude oil                                       4,132,060        2,444,808
      Purchase of materials                                         641,224          297,304
      Sale of gasoline                                            1,350,858          530,276
      Sale of diesel oil                                          2,344,456          784,842
      Sale of petrochemical goods                                 1,614,840          817,313

      Jilian (Jilin) Petrochemicals Limited
      Sale of petrochemical goods                                        --          133,103


--------------------------------------------------------------------------------
28  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

                           Report of the PRC Auditors

                                                     PwC Shen Zi (2003) No. 1557


To the Shareholders of
Jilin Chemical Industrial Company Limited

We have accepted the appointment to audit the balance sheets of Jilin Chemical Industrial Company Limited (the "Company") and its subsidiaries (the "Group") as at 30th June, 2003 and the profit and loss accounts, profit appropriation statements and cash flow statements of the Company and the Group, respectively, for the six months then ended. The Company's management is responsible for the preparation of these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with China Certified Public Accountants' Independent Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Group and Company present fairly, in all material respects, the financial position of the Company and the Group at 30th June, 2003 and their results of operations and cash flows for the six months then ended in accordance with the Accounting Standards for Business Enterprises and the Accounting Systems for Business Enterprises of the People's Republic of China.

PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd.
31st July, 2003


--------------------------------------------------------------------------------

            JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003   29

Financial Statements
--------------------

BALANCE SHEETS AS AT JUNE 30, 2003
(Prepared under PRC GAAP)

                                                                                In Rmb Yuan

                                       June 30,   December 31,       June 30,   December 31,
                                           2003           2002           2003           2002
                                          Group          Group        Company        Company
ASSETS

CURRENT ASSETS
  Cash and bank (Note V-1)           16,369,841     32,804,641     12,758,582     29,575,296
  Short-term investments
  Notes receivable (Note V-2)         5,670,368      6,355,009      4,574,368      6,355,009
  Dividend receivable
  Interest receivable
  Accounts receivable (Note V-3)    589,304,946    678,569,672    659,495,170    703,699,081
  Other receivables (Note V-4)       58,438,146     53,421,209     36,080,752     34,320,967
  Advances to suppliers (Note
    V-5)                            316,986,864    181,636,501    316,756,119    181,392,379
  Subsidy receivable
  Inventories (Note V-6)          1,198,082,667  1,394,227,961  1,182,350,205  1,385,901,762
  Prepaid expenses (Note V-7)        12,158,640     17,392,209     11,854,938     16,749,750
  Long-term bond investments
    maturing within one year
  Other current assets

                                 -------------- -------------- -------------- --------------
  Total current assets            2,197,011,472  2,364,407,202  2,223,870,134  2,357,994,244
                                 -------------- -------------- -------------- --------------

LONG-TERM INVESTMENTS
  Long-term equity investments
   (Note V-8)                        65,568,959     62,967,330    172,483,876    173,718,909
  Long-term bond investments
                                 -------------- -------------- -------------- --------------
  Total long-term investments        65,568,959     62,967,330    172,483,876    173,718,909
                                 -------------- -------------- -------------- --------------

  Including: Consolidation
    difference

FIXED ASSETS
  Fixed assets-cost              15,708,268,556 14,256,524,163 15,339,511,602 13,888,213,906
  Less: Accumulated
    depreciation                 (5,467,509,076)(5,044,779,819)(5,318,803,360)(4,907,349,217)
                                 -------------- -------------- -------------- --------------
  Fixed assets-net book value    10,240,759,480  9,211,744,344 10,020,708,242  8,980,864,689
  Less: Impairment of fixed
    assets                         (323,843,932)  (323,843,932)  (309,861,188)  (309,861,188)
                                 -------------- -------------- -------------- --------------
  Fixed assets-net book amount
    (Note V-9)                    9,916,915,548  8,887,900,412  9,710,847,054  8,671,003,501
  Construction materials              2,362,490      4,525,097      2,362,490      4,525,097
  Construction in progress
    (Note V-10)                      79,161,926  1,590,672,260     79,161,926  1,590,672,260
  Fixed assets pending disposal
                                 -------------- -------------- -------------- --------------
  Total fixed assets              9,998,439,964 10,483,097,769  9,792,371,470 10,266,200,858
                                 -------------- -------------- -------------- --------------
INTANGIBLE AND OTHER ASSETS
  Intangible assets (Note V-11)   1,525,843,758  1,303,212,386  1,524,739,674  1,302,048,855
  Long-term deferred expenses
    (Note V-12)                     101,602,114    122,546,224    101,602,114    122,546,224
  Other long-term assets
                                 -------------- -------------- -------------- --------------
  Total intangible and other
    assets                        1,627,445,872  1,425,758,610  1,626,341,788  1,424,595,079
                                 -------------- -------------- -------------- --------------
DEFERRED TAXES
  Deferred tax assets
                                 -------------- -------------- -------------- --------------
TOTAL ASSETS                     13,888,466,267 14,336,230,911 13,815,067,268 14,222,509,090
                                 ============== ============== ============== ==============

The accompanying notes form an integral part of these financial statements.


--------------------------------------------------------------------------------

30    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                            Financial Statements
                                                            --------------------

BALANCE SHEETS AS AT JUNE 30, 2003 (Cont'd)
(Prepared under PRC GAAP)

                                                                                In Rmb Yuan

                                       June 30,   December 31,       June 30,   December 31,
                                           2003           2002           2003           2002
                                          Group          Group        Company        Company
LIABILITIES AND
  SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

  Short-term loans (Note V-13)    3,383,380,000  3,876,460,000  3,333,780,000  3,792,860,000
  Notes payable
  Accounts payable (Note V-14)    1,498,613,355  1,424,133,274  1,507,515,328  1,422,262,548
  Advances from customers
    (Note V-14)                     695,039,324    257,236,354    688,310,448    246,439,988
  Salaries payable                  128,293,801     73,643,339    114,500,243     64,289,563
  Welfare payable                    36,464,268     21,767,283     28,219,563     15,227,441
  Dividend payable
  Taxes payable (Note V-15)         131,981,409    (86,116,348)   131,247,303    (86,999,589)
  Other levies payable
  Other payables (Note V-14)        204,544,172    365,354,975    236,174,744    396,753,167
  Accrued expenses (Note V-16)      149,317,308     28,397,947    145,580,208     28,397,947
  Provisions
  Long-term liabilities due
    within one year (Note V-17)   1,549,673,896  1,660,224,778  1,549,673,896  1,660,224,778
  Other current liabilities

                                 -------------- -------------- -------------- --------------
  Total current liabilities       7,777,307,533  7,621,101,602  7,735,001,733  7,539,455,843
                                 -------------- -------------- -------------- --------------

LONG-TERM LIABILITIES
  Long-term loans (Note V-18)     2,621,935,627  2,935,908,319  2,621,935,627  2,935,908,319
  Debentures payable
  Payables due after one year
  Special project payables
  Other long-term liabilities
    (Note V-19)                     361,287,844    890,896,547    361,287,844    890,896,547

                                 -------------- -------------- -------------- --------------
  Total long-term liabilities     2,983,223,471  3,826,804,866  2,983,223,471  3,826,804,866
                                 -------------- -------------- -------------- --------------

DEFERRED TAXES
Deferred tax liabilities

TOTAL LIABILITIES                10,760,531,004 11,447,906,468 10,718,225,204 11,366,260,709

MINORITY INTERESTS                   31,093,199     32,455,217             --             --

SHAREHOLDERS' EQUITY
  Share capital (Note V-20)       3,561,078,000  3,561,078,000  3,561,078,000  3,561,078,000
  Capital surplus (Note V-21)     2,293,618,886  2,293,618,886  2,293,618,886  2,293,618,886
  Statutory common reserve fund
    (Note V-22)                     701,442,717    701,442,717    693,730,248    693,730,248
  Including: Statutory common
    welfare fund                    126,834,279    126,834,279    125,287,623    125,287,623
  Accumulated losses (Note V-23) (3,459,297,539)(3,700,270,377)(3,451,585,070)(3,692,178,753)
  Foreign exchange difference
    reserve

                                 -------------- -------------- -------------- --------------
  Total shareholders' equity      3,096,842,064  2,855,869,226  3,096,842,064  2,856,248,381
                                 -------------- -------------- -------------- --------------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY           13,888,466,267 14,336,230,911 13,815,067,268 14,222,509,090
                                 ============== ============== ============== ==============

The accompanying notes form an integral part of these financial statements.

                                            Person in charge of accounting     Person in charge of  accounting
Legal representative:    General manager:   function (Chief accountant):       department:
Yu Li                    Shi Jianxun        Lan Yunsheng                       Liao Hongwei


--------------------------------------------------------------------------------

            JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003   31

Financial Statements
--------------------

PROFIT AND LOSS ACCOUNTS FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Prepared under PRC GAAP)

                                                                                 In Rmb Yuan

                                     2003 (1-6)     2002 (1-6)     2003 (1-6)     2002 (1-6)
Items                                     Group          Group        Company        Company
                                                   (Unaudited)                   (Unaudited)

1. SALES REVENUE (Note V-24)      8,885,128,786  4,270,057,757  8,835,299,367  4,229,890,817

   Less: Cost of sales (Note
         V-25)                   (7,802,301,759)(3,848,482,144)(7,770,491,789)(3,823,707,081)
        Sales tax and other
          levies (Note V-26)       (326,511,639)  (162,840,893)  (326,511,639)  (162,840,893)
                                 -------------- -------------- -------------- --------------
2. GROSS PROFIT ON SALES            756,315,388    258,734,720    738,295,939    243,342,843
   Add:  Other operating profit       3,182,806     11,398,269     11,927,329     15,758,290
   Less: Selling expenses           (14,910,036)   (13,452,431)   (14,847,499)   (10,677,016)
         General and
           administrative expenses (244,546,602)  (176,934,371)  (233,908,546)  (168,890,091)
         Financial expenses, net
           (Note V-27)             (244,032,163)  (306,570,325)  (240,776,916)  (303,058,952)
                                 -------------- -------------- -------------- --------------
3. OPERATING PROFIT/(LOSS)          256,009,393   (226,824,138)   260,690,307   (223,524,926)
   Add:  Investment income/(loss)
           (Note V-28)                2,601,629     (4,915,624)    (1,235,033)    (7,792,288)
         Subsidy income                 502,000             --        502,000             --
         Non-operating income           284,874      2,649,230        224,556      2,649,230
   Less: Non-operating expenses
           (Note V-29)              (19,887,076)  (123,968,075)   (19,588,147)  (123,657,612)
                                 -------------- -------------- -------------- --------------
4. TOTAL PROFIT/(LOSS)              239,510,820   (353,058,607)   240,593,683   (352,325,596)
   Less: Income tax (Note V-30)              --       (351,996)            --             --
         Minority interests           1,462,018        879,562             --             --
                                 -------------- -------------- -------------- --------------
5. NET PROFIT/(LOSS)                240,972,838   (352,531,041)   240,593,683   (352,325,596)
                                 ============== ============== ============== ==============

Supplementary Information

                                             2003 (1-6)                   2002 (1-6)

                                          Group        Company         Group         Company
                                                                  (Unaudited)     (Unaudited)
1. Income from sale and disposal
   of departments or investees               --             --             --             --
2. Loss from natural catastrophe             --             --             --             --
3. Increase in total profit resulting
   from change in accounting policies        --             --             --             --
4. Increase in total profit resulting
   from change in accounting estimates       --             --             --             --
5. Loss from debt restructuring              --             --             --             --
6. Other                                     --             --             --             --

The accompanying notes form an integral part of these financial statements.

                                            Person in charge of accounting      Person in charge of accounting
Legal representative:    General manager:   function (Chief accountant):        department:
Yu Li                    Shi Jianxun        Lan Yunsheng                        Liao Hongwei


--------------------------------------------------------------------------------

32   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                            Financial Statements
                                                            --------------------


PROFIT APPROPRIATION STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 (Prepared under PRC GAAP)

                                                                                        In Rmb Yuan

                                     2003 (1-6)       2002 (1-6)       2003 (1-6)        2002 (1-6)
Items                                     Group            Group          Company           Company
                                                     (Unaudited)                        (Unaudited)
1. NET PROFIT/(LOSS)                240,972,838     (352,531,041)     240,593,683     (352,325,596)
   Add:  Accumulated losses at
           the beginning of
           the period            (3,700,270,377)  (2,674,016,796)  (3,692,178,753)  (2,666,061,079)
         Transfer from other
           sources
                                 --------------   --------------   --------------   --------------

2. ACCUMULATED LOSSES            (3,459,297,539)  (3,026,547,837)  (3,451,585,070)  (3,018,386,675)
   Less: Transfer
           to statutory
           common reserve fund               --         (378,181)              --               --
         Transfer to statutory
           common welfare fund
         Transfer to staff and
           workers' bonus and
           welfare fund                      --         (142,839)              --               --
                                 --------------   --------------   --------------   --------------

3. ACCUMULATED LOSSES            (3,459,297,539)  (3,027,068,857)  (3,451,585,070)  (3,018,386,675)
   Less: Dividend for preference
           stocks
         Transfer to
           discretionary common
           reserve fund
         Dividend for common
           stocks
         Dividend for common
           stocks transferred to
           capital

                                 --------------   --------------   --------------   --------------
4. ACCUMULATED LOSSES AT
   THE END OF THE PERIOD         (3,459,297,539)  (3,027,068,857)  (3,451,585,070)  (3,018,386,675)
                                 ==============   ==============   ==============   ==============


The accompanying notes form an integral part of these financial statements.

                                             Person in charge of accounting      Person in charge of accounting
Legal representative:    General manager:    function (Chief accountant):        department:
Yu Li                    Shi Jianxun         Lan Yunsheng                        Liao Hongwei


--------------------------------------------------------------------------------

             JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED  Interim Report 2003   33

Financial Statements
--------------------


CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003
(Prepared under PRC GAAP)


                                                                                              In Rmb Yuan

                                           2003 (1-6)        2002 (1-6)       2003 (1-6)       2002 (1-6)
Items                                          Group             Group          Company          Company
                                                            (Unaudited)                        (Unaudited)

1. Cash flows from operating activities
   Cash received from sale of goods or
     rendering of services            11,908,843,011     5,845,413,644   11,786,033,145     5,759,160,611
   Refund of tax                             502,000                --          502,000                --
   Cash received relating to other
     operating activities                  2,649,983           798,065        2,019,502           228,726
                                      --------------    --------------   --------------    --------------
   Sub-total of cash inflows          11,911,994,994     5,846,211,709   11,788,554,647     5,759,389,337
                                      --------------    --------------   --------------    --------------

   Cash paid for goods and services   (9,051,827,111)   (4,673,956,744)  (9,005,453,099)   (4,651,109,717)
   Cash paid to and on behalf of
     employees                          (150,202,553)     (190,173,535)    (131,067,198)     (184,363,533)
   Payment of all types of taxes        (593,663,007)     (393,120,719)    (582,892,448)     (383,599,238)
   Cash paid relating to other
     operating activities               (204,103,390)      (66,439,098)    (193,439,296)      (50,660,596)
                                      --------------    --------------   --------------    --------------

   Sub-total of cash outflows         (9,999,796,061)   (5,323,690,096)  (9,912,852,041)   (5,269,733,084)

   Net cash flows from operating
     activities                        1,912,198,933       522,521,613    1,875,702,606       489,656,253
                                      --------------    --------------   --------------   ---------------

2. Cash flows from investing
   activities
   Cash received from sale of investments
   Cash received from return of
     investments                                  --         1,860,000               --        23,160,296
   Net cash received from disposal of
     fixed assets                            240,713         3,088,147          220,320         3,088,147
   Cash received relating to other
     investing activities

                                      --------------    --------------   --------------    --------------

   Sub-total of cash inflows                 240,713         4,948,147          220,320        26,248,443
                                      --------------    --------------   --------------    --------------

   Cash paid to acquire fixed assets,
     intangible
     assets and other long-term assets  (207,853,068)     (507,202,221)    (207,656,498)     (495,883,377)
   Cash paid to acquire investments      (54,000,000)               --      (54,000,000)               --
   Cash paid relating to other
     investing activities

                                      --------------    --------------   --------------    --------------

   Sub-total of cash outflows           (261,853,068)     (507,202,221)    (261,656,498)     (495,883,377)
                                      --------------    --------------   --------------    --------------

   Net cash flows from investing
     activities                         (261,612,355)     (502,254,074)    (261,436,178)     (469,634,934)
                                      --------------    --------------   --------------    --------------



--------------------------------------------------------------------------------
34 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 (Cont'd) (Prepared under PRC GAAP)

                                                                                                     In Rmb Yuan

                                             2003 (1-6)         2002 (1-6)     2003 (1-6)             2002 (1-6)
Items                                            Group              Group        Company                Company
                                                               (Unaudited)                          (Unaudited)

3. Cash flows from financing
   activities
   Proceeds from issuing shares
   Including: Cash received from
     minority shareholders
   Proceeds from borrowings              2,605,946,898      1,951,685,139      2,566,346,898      1,937,685,139
   Cash received relating to other
     financing activities

                                        --------------     --------------     --------------     --------------
   Sub-total of cash inflows             2,605,946,898      1,951,685,139      2,566,346,898      1,937,685,139
                                        --------------     --------------     --------------     --------------

   Repayment of borrowings              (4,053,159,175)    (1,715,985,498)    (3,979,559,175)    (1,701,985,498)
   Cash paid for interest expense and
     distribution of dividends            (219,809,101)      (261,721,339)      (217,870,865)      (257,062,871)
   Including: Dividends paid to minority
     shareholders                                   --           (582,591)                --                 --
   Cash paid relating to other financing
     activities
   Including: Cash paid to minority
     shareholders
     due to reduction of capital of
     subsidiaries

                                        --------------     --------------     --------------     --------------
   Sub-total of cash outflows           (4,272,968,276)    (1,977,706,837)    (4,197,430,040)    (1,959,048,369)
                                        --------------     --------------     --------------     --------------

   Net cash flows from financing
   activities                           (1,667,021,378)       (26,021,698)    (1,631,083,142)       (21,363,230)
                                        --------------     --------------     --------------     --------------

4. Effect of foreign exchange rate
   changes on cash
                                        --------------     --------------     --------------     --------------

5. Net decrease in cash and cash
   equivalents                             (16,434,800)        (5,754,159)       (16,816,714)        (1,341,911)
                                        ==============     ==============     ==============     ==============

The accompanying notes form an integral part of these financial statements.

                                         Person in charge of accounting     Person in charge of accounting
Legal representative: General manager:   function (Chief accountant):       department:
Yu Li                 Shi Jianxun        Lan Yunsheng                       Liao Hongwei




--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 35

Financial Statements
--------------------


CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 (Cont'd)

Supplementary Information

                                                                                                                  In Rmb Yuan

                                                          2003 (1-6)         2002 (1-6)         2003 (1-6)         2002 (1-6)
Items                                                         Group              Group            Company            Company
                                                                            (Unaudited)                           (Unaudited)


1. Reconciliation of net
     profit/(loss) to cash flows
     from operating activities
   Net profit/(loss)                                    240,972,838       (352,531,041)       240,593,683       (352,325,596)
   Add:Minority interests                                (1,462,018)          (879,562)                --                 --
       Provision for impairment of assets                31,465,652                 --         31,228,655                 --
       Depreciation of fixed assets                     423,148,242        341,885,084        411,693,390        331,677,158
       Amortization of intangible assets                 45,298,355         42,394,092         45,238,908         42,347,157
       Amortization of long-term
         deferred expenses                               22,107,234         84,704,139         22,107,234         84,704,139
       Decrease in prepaid expenses                       5,233,569          6,055,436          4,894,812          6,490,447
       Increase in accrued expenses                     104,141,778         34,006,926        100,404,678         32,305,604
       Gain on disposal of fixed assets                    (240,713)        (2,623,190)          (220,320)        (2,623,190)
       Loss on scrapping of fixed assets                  1,199,780        110,040,000          1,179,632        110,040,000
       Financial expenses                               236,586,684        272,063,883        234,648,448        267,983,171
       Investment loss/(income)                          (2,601,629)         4,915,624          1,235,033          7,792,288
       Deferred tax debit
       Decrease/(Increase) in inventories               196,538,667       (200,864,914)       204,181,927       (182,366,848)
       Increase/(Decrease) in
         operating receivables                          (82,486,958)       116,320,706       (122,757,985)        81,008,341
       Increase in operating payables                   692,297,452         67,034,430        701,274,511         62,623,582
                                                     --------------     --------------     --------------     --------------

   Net cash flows from operating
     activities                                       1,912,198,933        522,521,613      1,875,702,606        489,656,253
                                                     ==============     ==============     ==============     ==============

2. Investing and financing activities
   that do not involve cash
   receipts and payments
   Investments in the form of
     fixed assets
   Convertible bonds maturing
     within one year
   Finance lease of fixed assets
                                                     --------------     --------------     --------------     --------------

3. Net decreases in cash and
   cash equivalents
   Cash at the end of the period                         16,369,841         31,162,843         12,758,582         23,819,438
   Less: Cash at the beginning
         of the period                                  (32,804,641)       (36,917,002)       (29,575,296)       (25,161,349)
   Cash equivalents at the end
     of the period
   Less: Cash equivalents at the
         beginning of the period
                                                     --------------     --------------     --------------     --------------
   Net decreases in cash and
     cash equivalents                                   (16,434,800)        (5,754,159)       (16,816,714)        (1,341,911)
                                                     ==============     ==============     ==============     ==============

The accompanying notes form an integral part of these financial statements.


                                            Person in charge of accounting     Person in charge of accounting
Legal representative:    General manager:   function (Chief accountant):       department:
Yu Li                    Shi Jianxun        Lan Yunsheng                       Liao Hongwei







--------------------------------------------------------------------------------
36 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------


NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(All amounts are stated in Rmb Yuan unless otherwise stated)

I.    CORPORATE INFORMATION

      Jilin Chemical Industrial Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on December 13, 1994 as a joint stock limited company upon the restructuring of Jilin Chemical Industrial Corporation. The principal activities of the Company are the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products, and other related products, and the provision of related services.

      In accordance with the restructuring agreement, the Company issued 2,396,300,000 state-owned shares with a par value of RMB1.00 each to Jilin Chemical Industrial Corporation to take over the assets and liabilities of the principal production units, certain ancillary functions and a subsidiary of Jilin Chemical Industrial Corporation. Jilin Chemical Industrial Corporation then changed its name to Jilin Chemical Group Corporation ("JCGC") and became the Company's immediate holding company.

      As a state-owned enterprise, JCGC was originally controlled and administered by Jilin provincial government, as well as supervised by the National Administration of Petroleum and Chemical Industries. According to the restructuring regulations promulgated by the State Council of the PRC, JCGC, together with certain oil fields and oil distribution companies, became wholly-owned subsidiaries of China National Petroleum Corporation ("CNPC") since July 1, 1998. Therefore, CNPC becomes the ultimate holding company of the Company through its control over JCGC. Since then, the Company has been receiving continuing support from CNPC for its working capital requirements. At the date of this report, China Petroleum Finance Company Limited ("CP Finance"), subsidiary of CNPC, has agreed to provide credit facilities of RMB8 billion to the Company (see Note V 13).

      In 1999, CNPC and its subsidiaries underwent a corporate restructuring (the "Corporate Restructuring"). According to the Corporate Restructuring, CNPC transferred the 2,396,300,000 state-owned shares of the Company owned by JCGC, together with certain assets and business undertakings of JCGC, to PetroChina Company Limited ("PetroChina"), a wholly-owned subsidiary of CNPC established on November 5, 1999. Accordingly, PetroChina becomes the Company's immediate holding company.




--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 37

Financial Statements
--------------------


II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS


       1    Basis of preparation of the financial statements

            The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting Systems for Business Enterprises and related regulations as promulgated by the Ministry of Finance of the People's Republic of China.

       2.   Accounting period

            The Group's accounting period starts on January 1 and ends on December 31.

       3.   Reporting currency

            The Group uses the Renminbi ("RMB") as its reporting currency.

       4.   Basis of accounting

            The Group uses the accrual method as its basis of accounting. Assets are recorded at their acquisition costs. Subsequently, if the assets are impaired, impairment provisions are made accordingly.

       5.   Foreign currency transactions

            Transactions denominated in foreign currencies are translated into RMB at the exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account, except for those relating to funds borrowed to finance the acquisition of fixed assets during the construction period which have been capitalized.

       6.   Cash and cash equivalents

            For the purposes of the cash flow statements, cash refers to all cash on hand and deposits held at call with banks. Cash equivalents refer to short-term, highly liquid investments (with original maturities of 3 months or less) that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

            Restricted cash, including time deposits with original maturities in excess of three months, and deposits that have been pledged are not included as cash and cash equivalents in the cash flow statements.

       7.   Receivables and provision for bad debts

            Receivables refer to accounts receivable and other receivables.

            Provision for bad debts is made for possible bad debt losses using the "allowance method". Specific provisions are made based on a detailed review of the collectibility of the receivable balances.




--------------------------------------------------------------------------------
38 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------


            Bad debts are recognized and accounts receivable are written off against the provision for bad debts where there is objective evidence (including liquidation, bankruptcy, negative equity, and significant cash flow problems of debtors, etc.) indicating that the accounts receivable are uncollectible.

       8.   Inventories

            Inventories, which comprise raw materials, work in progress, finished goods, low value consumables and packing materials, are stated at cost. The cost of raw materials used and the sale of finished goods are accounted for on the weighted average basis. The cost of low value consumables and packing materials are charged to production overhead expenditures upon usage. Finished goods and work in progress comprise raw materials, direct labor and an appropriate allocation of all indirect production overhead expenditures based on normal operating capacity.

            Inventories are stated at the lower of cost and net realizable value. Provision for loss on realization of inventories is made based on the excess of their original costs over their net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, selling expenses and related taxes.

       9.   Long-term investments

            Long-term investments represent investments in other enterprises that the Company intends to hold for more than one year.

            The cost of long-term investments is stated at the actual amount paid (or book value of invested assets) including related taxes. Investments in entities in which the Company owns not less than 20% of the voting rights, or owns less than 20% of the voting rights but in which the Company is in a position to exercise significant influence on the financial and operating policies, are accounted for using the equity method. Investments in entities in which the Company owns less than 20% of the voting rights, or owns more than 20% of the voting rights but in which the Company has no significant influence on the financial and operating policies, are stated at cost.

            Entities accounted for using the equity method include subsidiaries, jointly controlled entities, and associated companies. Subsidiaries refer to those entities in which the Company directly or indirectly owns more than 50% of the voting rights, or owns less than 50% of the voting rights but has the power to govern their financial and operating policies and consequently is able to obtain benefits from the operating activities of these entities. Jointly controlled entities refer to entities which are jointly controlled by the Company and its joint venture partners. Associated companies refer to entities in which the Company has significant influence.

            When equity method is adopted for long-term equity investments, the difference between the original investment cost and the share of the invested company's net assets is recognized as "equity investment difference", which is amortized on the straight-line basis over 10 years.






--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 39

Financial Statements
--------------------



            Provision for diminution in value of long-term investments is made when the recoverable amount of the investments is lower than their carrying amount due to continuing decrease in their market prices or a deterioration in the invested companies' operations which are not expected to be recovered in the foreseeable future.

       10.  Fixed assets and depreciation

            Fixed assets refer to buildings, plant and equipment relating to the production and operation of the Company with useful lives of more than one year and individual cost of more than RMB2,000.

            Fixed assets purchased or constructed are recorded at cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Company's restructuring.

            Costs for major re-construction, extension and improvements of fixed assets are capitalized. Costs for repair and maintenance of fixed assets are expensed as incurred.

            Depreciation of fixed assets is calculated on the straight-line basis over the estimated useful lives, after taking into account their residual value. For those fixed assets against which provision for impairment has been made, the depreciation rates are determined based on the net book amounts of these assets and their remaining useful lives.

            The categories, estimated useful life, residual value and annual depreciation rate of fixed assets are as follows:

                                           Estimated            Estimated               Annual
                                         useful life       value residual    depreciation rate

            Buildings                 10 to 45 years                   3%         2.15-- 9.70%
            Plant and machinery       10 to 28 years                   3%         3.46-- 9.70%
            Equipment                  8 to 28 years                   3%         3.46--12.13%
            Motor vehicles                  12 years                   3%                8.00%

            Fixed assets are stated at the lower of the carrying amount and recoverable amount. An impairment provision, representing the excess of the carrying amount over the recoverable amount, is made when the economic benefits that the fixed assets can bring to the Group are negatively impacted. An impairment provision of the whole carrying amount is made when the fixed assets could not bring any economic benefits to the Group.

        11. Construction in progress

            Construction in progress represents capital assets under construction or installation and is stated at cost. Cost comprises original cost of equipment, construction cost, installation cost, other direct costs including borrowing costs on specific loans to finance the capital assets before they reach usable condition. Construction in progress is transferred to fixed assets when it has reached its expected usable condition.






--------------------------------------------------------------------------------
40 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------



            An impairment provision, based on the excess of the carrying amount over the recoverable amount, is made when the construction in progress has been discontinued for a long period of time and is not expected to restart in the foreseeable future, or the construction project has become functionally or technologically obsolete, and an uncertainty exists as to whether the project can bring future economic benefits to the Group.

       12.  Borrowing costs

            Borrowing costs including interest incurred, amortization of discounts or premiums, ancillary costs incurred, and exchange differences in connection with specific borrowings pertaining to the acquisition or construction of fixed assets are capitalized as part of the cost of the fixed assets if the capital expenditures and borrowing costs have been incurred; and the activities that are necessary to prepare the asset for its intended use have been commenced. Capitalization of borrowing costs ceases when the fixed assets have reached their expected usable condition. Borrowing costs incurred thereafter are recognized as expenses in the period in which they are incurred.

            The amount of interest costs capitalized is determined based on the cumulative expenditures incurred for the acquisition or construction of a fixed asset and the weighted average interest rate, and is limited to the actual amount of interest incurred on the specific borrowings during the period. Exchange differences and ancillary costs arising from specific borrowings are capitalized based on the actual amounts incurred.

            All other borrowing costs are recorded as financial expenses as incurred.

       13.  Intangible assets and amortization

            Intangible assets include land use rights and technical know-how.

            Land use rights are stated at acquisition cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Group's restructuring. Land use rights are amortized using the straight-line method over a period of 50 years.

            Commencing January 1, 2001, the cost of land use rights purchased or obtained by way of payment of a land use fee is stated at the actual amount paid and is recorded as intangible assets. The carrying value of land use rights will be transferred to construction in progress when the land is developed for self-use projects.

            Technical know-how represents the purchased cost of technical know-how relating to certain production facilities. The costs of know-how are included as part of the total contract price of the construction contract and are distinguishable. They are amortized using the straight-line method over the estimated useful life starting from the date when the underlying facilities are completed and ready for their intended use.

            An impairment provision, representing the excess of the carrying amount over the recoverable amount, is made when the economic benefits that the intangible assets can bring to the Group are negatively impacted. An impairment provision of the whole carrying amount is made when the intangible assets could not bring any economic benefits to the Group.





--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 41

Financial Statements
--------------------



       14.  Long-term deferred expenses

            Long-term deferred expenses refer to those expenses which have been paid and should be amortized over one year (not including one year) and mainly include catalyst. Long-term deferred expenses are amortized on the straight-line basis over the beneficial period.

            The unamortized balance of deferred expenses is expensed when the project can no longer bring any economic benefits to the Group.

       15.  Provisions

            Provisions are recognized when the Group has a present obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the related amount can be made.

       16.  Employee social security benefits

            The Group participates in employee social security plans, including pension, medical, housing and other welfare benefits, organized by government authorities in accordance with relevant regulations. Except for the above social security benefits, the Group has no other material commitment with respect to employee welfare benefits.

            According to the relevant regulations, premium and welfare benefit contributions accrued and remitted to the social welfare authorities are calculated based on percentages of the total salaries of employees, subject to certain ceilings. Contributions to the plans are charged to the profit and loss account as incurred.

       17.  Revenue recognition

            Sales--

            Sales are recognized when the significant risk and rewards of ownership of products are transferred to the buyer; the Group retains neither continuing managerial involvement nor effective control over the products; the economic benefits arising from the transaction can flow into the Group; and the related cost and revenue can be reliably measured.

            Cash discounts are recorded as financial expenses when incurred. Sales discounts are netted off against sales when incurred.

            Service income--

            Service income is recognized when services are rendered and completed in the same accounting period. For services started in one year and completed in the following year, revenue is recognized using the percentage of completion method at the balance sheet date if the outcome of the service transaction can be reliably estimated.






--------------------------------------------------------------------------------
42 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------



            Other revenues are recognized on the following bases:

            Interest income--

            recognized on a time proportion basis based on the amounts deposited and the effective yield;

            Subsidy income--

            recognized when received.

       18.  Accounting for income tax

            The Group accounts for enterprise and local income taxes using the liability method under the deferred tax method. Cumulative income taxes at the end of each period are adjusted by applying the currently enacted tax rates on timing differences.

            Deferred income tax assets are recognized to the extent that it is probable that taxable income will be available against which timing differences can be utilized in the near future. Other timing differences are treated as permanent differences.

       19.  Basis of consolidation

            Consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries and are prepared in accordance with the circular (1995) No. 11 "Provisional Regulations on Consolidated Financial Statements" and other relevant regulations issued by the Ministry of Finance of the People's Republic of China.

            The Company starts to consolidate the revenue, cost and profit of its subsidiaries from the date it acquires effective control of the subsidiaries; and ceases to consolidate from the date effective control is lost. All material transactions, balances and unrealized profits between the Company and its consolidated subsidiaries have been eliminated in preparing the consolidated financial statements. Minority interests in the consolidated financial statements refer to the portion of the consolidated subsidiaries' equity that the Group does not own.

            In the event that the accounting policies of the consolidated subsidiaries are not consistent with those of the Company, and the difference caused by the inconsistency has a significant impact on the consolidated financial statements, adjustment is made to ensure compliance with the Company's accounting policies.

            In accordance with the circular (1996) No. 2 "Comments on the Consolidation Scope for the Purpose of Consolidated Financial Statements", subsidiaries and jointly controlled entities whose revenue is below 10% of that of the Company, total assets below 10% of those of the Company and total profit below 10% of that of the Company are not consolidated.





--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 43

Financial Statements
--------------------


III.  TAXATION

      The principal types of taxes applicable to the Group are as follows:

      (i) Value added tax ("VAT")-- the Group's sales revenue is subject to VAT at 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT.

      (ii) Business tax ("BT")-- the Group's gross service income is subject to BT at 5%.

      (iii) Consumption tax ("CT")-- the Group's sales of gasoline and diesel oil are subject to CT at RMB277.6 per ton and RMB117.6 per ton, respectively.

      (iv) Income tax-- the Group is subject to income tax at 33% of its taxable income.

      (v) City construction and maintenance tax ("CCMT")-- the Group is subject to CCMT at 7% of the total VAT, BT and CT payable.

      (vi) Education levy ("EL")-- the Group is subject to EL at 3% of the total VAT, BT and CT payable.

      Jilin Winsway Chemical Industrial Store and Transport Limited ("Winsway"), a subsidiary of the Company, is a sino-foreign equity joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first profitable year of operation, which is 1996, followed by a 50% reduction in the income tax rate (ie: 15%) from the third to fifth years in accordance with the tax regulations. In accordance with circular (1999) No. 172 issued by State Administration of Taxation, foreign investment enterprises located in the mid-west area are eligible to a reduced tax rate of 15% for three years after the expiry of the tax holiday. Accordingly, Winsway is subject to income tax at 15% for the three years from 2001.

      Jilin City Songmei Acetic Co., Ltd. ("Songmei"), another subsidiary of the Company, is a sino-foreign cooperative joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first profitable year of operation followed by a 50% reduction in the income tax rate from the third to fifth years in accordance with the tax regulations. Songmei is exempted from income tax for 2000 and 2001, being the first two profitable years. In 2002 and 2003, Songmei is subject to income tax at 15%.

      Jilin Jihua Jianxiu Company Limited ("Jianxiu"), a subsidiary of the Company established in 2001, is subject to income tax at 33%.

      Jilin Province BASF JCIC NPG Co., Ltd. ("BASF"), a jointly controlled entity of the Company, is a sino-foreign equity joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first profitable year of operation followed by a 50% reduction in the income tax rate from the third to fifth years. BASF commenced operation in 1998, and has incurred losses from 1998 to June 2003, accordingly no provision for income tax is required.

      Jilin Lianli Trading Company Limited ("Lianli"), an associated company established in 2001, is subject to income tax at 33%.




--------------------------------------------------------------------------------
44 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------



IV.   MAJOR SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

                                Registered/                                   Investment     Percentage of            Remarks
      Name of enterprise    paid-in capital               Business scope          amount       equity held
      Subsidiaries

      Winsway                    51,454,000                 Provision of      36,154,000               70%       Consolidated
                                                 transportation services                                               entity
                                                  for chemical materials
                                                            and products

      Songmei                    72,000,000             Manufacturing of      47,660,421               66%       Consolidated
                                                             acetic acid                                               entity

      Jianxiu                    45,200,000             Machinery repair      44,537,759               99%       Consolidated
                                                        and installation                                               entity

      Jilin Xinghua              25,668,000             Manufacturing of      19,250,000               75%     Unconsolidated
        Nitrochloro-benzene                          nitrochloro-benzene                                       entity (note i)
        Company Limited ("Xinghua")

      Jointly controlled entities

      BASF                      150,000,000             Manufacturing of      60,066,150               40%     Unconsolidated
                                                  petrochemical products                                      entity (note ii)


      (i) Xinghua has ceased its production and started liquidation in 2000 as it incurred substantial losses and had a negative equity. By the end of 2000, the assets and liabilities of Xinghua have been written down to nil. In accordance with circular (1995) No. 11 promulgated by the Ministry of Finance of the People's Republic of China, the financial statements of Xinghua are not consolidated, and the long-term investment in Xinghua was written off.

      (ii) According to BSAF's articles of association, BSAF is jointly controlled by the Company and the other joint venture partner. Therefore, BSAF is a jointly controlled entity of the Company. As the amounts of revenue and total profit for the six months ended June 30, 2003 and total assets as at June 30, 2003 of BSAF are less than 10% of the respective amounts of the Company, the financial statements of BASF are not consolidated and are accounted for using the equity method of accounting in accordance with circular (1996) No. 2 "Comments on the Consolidation Scope for the Purpose of Consolidated Financial Statements".




--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 45

Financial Statements
--------------------


V.    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    Cash and bank

                                                                   June 30,     December 31,
                                                                       2003             2002
      Cash on hand                                                   49,873            6,902
      Cash in bank                                               16,319,968       32,797,739
                                                                 ----------       ----------

                                                                 16,369,841       32,804,641
                                                                 ==========       ==========

      Cash held in foreign currencies at June 30, 2003 is as follows:

      Currency                       Amount              Exchange rate          Rmb equivalent

      USD                           119,135                     8.2774                 986,128
      HK                            143,599                     1.0612                 152,387
                                                                                     ---------
                                                                                     1,138,515
                                                                                     =========

2.    Notes receivable
      Notes receivable represent bank acceptances generated from sales transactions. At June 30, 2003, no notes receivable were pledged (December 31, 2002: nil).

3.    Accounts receivable

                                                                   June 30,     December 31,
                                                                       2003             2002
      Accounts receivable                                     1,486,378,736    1,543,784,437
      Less: Provision for bad debts                            (897,073,790)    (865,214,765)
                                                              -------------    -------------

                                                                589,304,946      678,569,672
                                                              =============    =============

      (a) Analysis of accounts receivable's ageing and provision for bad debts:

                                           June 30, 2003                           December 31, 2002

                                                      Provision for                           Provision for
                                     Balance      %       bad debts          Balance      %       bad debts
            Ageing:
            Within 1 year        226,246,880     15              --      264,232,426     17              --
            1-2 years             26,041,077      2      (2,989,204)      40,315,395      3     (18,149,672)
            2-3 years            116,224,281      8     (50,004,131)     706,550,892     45    (314,379,369)
            More than 3 years  1,117,866,498     75    (844,080,455)     532,685,724     35    (532,685,724)
                               -------------    ---    ------------    -------------    ---    ------------
                               1,486,378,736    100    (897,073,790)   1,543,784,437    100    (865,214,765)
                               =============    ===    ============    =============    ===    ============


--------------------------------------------------------------------------------

46   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                           Financial Statements
                                                           --------------------

            There was no significant write-off of accounts receivable for the six months ended June 30, 2003 (six months ended June 30, 2002:
            nil).

      (b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

      (c) At June 30, 2003, the total balance of the five largest accounts receivable was RMB681,345,191, representing 46% of the total accounts receivable balance.

      (d) The Group's provisioning policy for doubtful debts is based on a detailed review of the collectibility of the receivable balances at period end. This provisioning policy and the basis for recognition of receivables have been consistently applied. At June 30, 2003, accounts receivable aged over 3 years which have not been provided for mainly comprise receivables due from JCGC of RMB146.79 million and third party debtors of RMB127 million, respectively. Based on a detailed review of the collectibility of the above unprovided receivable balances at June 30, 2003, management considers that there has been no change in the assessment results from prior years as these debtors are under stable operation status, have good historical repayment records and have complied with the debt repayment schedules as agreed with the Group. Accordingly, no provision is required.

4.    Other receivables

                                                                   June 30,     December 31,
                                                                       2003             2002
      Other receivables                                         134,676,463      129,659,526
      Less: Provision for bad debts                             (76,238,317)     (76,238,317)
                                                                -----------      -----------

                                                                 58,438,146       53,421,209
                                                                ===========      ===========

      (a) Analysis of other receivables' ageing and provision for bad debts:

                                         June 30, 2003                    December 31, 2002
                                                  Provision for                     Provision for
                                  Balance       %     bad debts     Balance       %     bad debts
            Ageing:
            Within 1 year       19,226,120     14           --    12,383,063     10           --
            1-2 years           17,557,830     13   (2,332,782)   21,214,364     16   (4,152,505)
            2-3 years           31,453,435     24   (7,466,457)   71,820,950     55  (47,844,663)
            More than 3 years   66,439,078     49  (66,439,078)   24,241,149     19  (24,241,149)
                               -----------    ---  -----------   -----------    ---  -----------
                               134,676,463    100  (76,238,317)  129,659,526    100  (76,238,317)
                               ===========    ===  ===========   ===========    ===  ===========

            There was no significant write-off of other receivables for the six months ended June 30, 2003 (six months ended June 30, 2002: nil).


--------------------------------------------------------------------------------

             JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED  Interim Report 2003   47

Financial Statements
--------------------

      (b) There are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in other receivables.

      (c) At June 30, 2003, the total balance of the five largest other receivables was RMB32,011,142, representing 24% of the total other receivables balance.

5.    Advances to suppliers

      (a) Ageing analysis of advances to suppliers is as follows:

                                            June 30, 2003              December 31, 2002
                                        Balance              %        Balance              %

            Ageing:
            Within 1 year           313,310,654             99    165,512,391             91
            1-2 years                 2,410,875              1      5,590,195              3
            2-3 years                   640,265             --      7,107,879              4
            More than 3 years           625,070             --      3,426,036              2
                                    -----------            ---    -----------            ---

                                    316,986,864            100    181,636,501            100
                                    ===========            ===    ===========            ===

            Advances to suppliers aged over one year mainly include advance payments to acquire plant and machinery.

      (b) There are no balances included in advances to suppliers which are due from shareholders who hold more than 5% (including 5%) of the shares of the Company.


--------------------------------------------------------------------------------

48   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                            Financial Statements
                                                            --------------------

6.    Inventories

                                 December 31,                                       June 30,
                                         2002                                           2003
      Cost:
      Raw materials               545,795,573                                    464,344,993
      Work in progress            256,221,000                                    278,134,569
      Finished goods              326,050,136                                    194,332,874
      Spare parts                 436,587,400                                    432,073,017
      Low value consumables
        and packing materials       8,337,412                                      7,567,401
                                -------------                                  -------------

                                1,572,991,521                                  1,376,452,854
                                -------------                                  -------------

      Provision for diminution
        in value of inventories:

                                                    Additions       Deduction
      Raw materials               (46,670,167)     (8,204,868)             --    (54,875,035)
      Work in progress             (8,360,704)             --       5,261,110     (3,099,594)
      Finished goods              (27,515,961)     (3,092,698)             --    (30,608,659)
      Spare parts                 (96,216,728)             --       6,957,180    (89,259,548)
      Low value consumables and
        packing materials                  --        (527,351)             --       (527,351)
                                -------------     -----------      ----------  -------------

                                 (178,763,560)    (11,824,917)     12,218,290   (178,370,187)
                                -------------     ===========      ==========  -------------

                                1,394,227,961                                  1,198,082,667
                                =============                                  =============

7.    Prepaid expenses

                                   January 1,                                       June 30,
                                         2003       Additions    Amortization           2003
      Catalyst                      7,688,911      23,256,856     (20,917,704)    10,028,063
      Insurance premium             2,219,339       1,051,347      (1,979,069)     1,291,617
      Other                         7,483,959       8,119,089     (14,764,088)       838,960
                                   ----------      ----------     -----------     ----------

                                   17,392,209      32,427,292     (37,660,861)    12,158,640
                                   ==========      ==========     ===========     ==========

      The useful lives of above catalyst are all within one year.


--------------------------------------------------------------------------------

            JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003   49

Financial Statements

8. Long-term equity investments

                                    January 1,                                      June 30,
                                         2003       Additions        Decrease           2003

      Jointly controlled entity    44,058,852       2,824,155              --     46,883,007
      Associated company           18,908,478              --        (222,526)    18,685,952
                                   ----------       ---------        --------     ----------

                                   62,967,330       2,824,155        (222,526)    65,568,959
                                   ==========       =========        ========     ==========

      There is no problem on the realization of these long-term investments or transferability of investment income to the Company.

      (a) Details of long-term investments:

                                                Percentage of
                                                 equity held                               Original investment

            Name of            Investment  January 1,  June 30,   January 1,                               June 30,
            enterprise             period        2003      2003         2003    Additions  Decrease            2003
                                                    %         %
            Jointly
            controlled entity
            BASF           November 18, 1995
                             to March 30, 2005     40        40   60,066,150           --        --      60,066,150

            Associated
            company
            Lianli         March 22, 2001
                             to March 22, 2006     47        47   20,042,147           --        --      20,042,147
                                                                  ----------         ----      ----      ----------

                                                                  80,108,297           --        --      80,108,297
                                                                  ==========         ====      ====      ==========

      (b) The movements of long-term investments accounted for using the equity method of accounting are as follows:

                                 January 1,                                    Share of                   June 30,
                                       2003    Additional   Reduction in    net profit/    Dividend           2003
                                 book value    investment     investment         (loss)    received     book value
            Jointly controlled
              entity
            BASF                 44,058,852            --            --       2,824,155          --     46,883,007

            Associated company
            Lianli               18,908,478            --            --        (222,526)         --     18,685,952
                                 ----------          ----          ----       ---------        ----     ----------

                                 62,967,330            --            --       2,601,629          --     65,568,959
                                 ==========          ====          ====       =========        ====     ==========


--------------------------------------------------------------------------------

50   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                            Financial Statements
                                                            --------------------

9.    Fixed assets and accumulated depreciation

                                                      Plant and                             Motor
                                   Buildings          machinery         Equipment        vehicles              Total
      Cost
      January 1, 2003          1,650,837,321     10,145,471,769     2,317,555,082     142,659,991     14,256,524,163
      Additions (Note V 10)               --      1,452,752,024           611,134              --      1,453,363,158
      Disposals                           --         (1,178,403)         (440,362)             --         (1,618,765)
                               -------------     --------------     -------------     -----------     --------------
      June 30, 2003            1,650,837,321     11,597,045,390     2,317,725,854     142,659,991     15,708,268,556
                               -------------     --------------     -------------     -----------     --------------
      Accumulated
        depreciation
      January 1, 2003            567,645,469     2,810,099,346      1,585,998,968      81,036,036      5,044,779,819
      Depreciation                41,532,003       286,701,577         87,453,834       7,460,828        423,148,242
      Disposals                           --                --           (418,985)             --           (418,985)
                               -------------     --------------     -------------     -----------     --------------
      June 30, 2003              609,177,472     3,096,800,923      1,673,033,817      88,496,864      5,467,509,076
                               -------------     --------------     -------------     -----------     --------------
      Net book value
      June 30, 2003            1,041,659,849     8,500,244,467        644,692,037      54,163,127     10,240,759,480
                               -------------     --------------     -------------     -----------     --------------
      December 31, 2002        1,083,191,852     7,335,372,423        731,556,114      61,623,955      9,211,744,344
                               -------------     --------------     -------------     -----------     --------------
      Impairment of
        fixed assets
      January 1, 2003             58,153,374       208,243,922         52,908,460       4,538,176        323,843,932
      Additions                           --                --                 --              --                --
                               -------------     --------------     -------------     -----------     --------------
      June 30, 2003               58,153,374       208,243,922         52,908,460       4,538,176        323,843,932
                               -------------     --------------     -------------     -----------     --------------
      Net book amount
      June 30, 2003              983,506,475     8,292,000,545        591,783,577      49,624,951      9,916,915,548
                               =============     ==============     =============     ===========     ==============
      December 31, 2002        1,025,038,478     7,127,128,501        678,647,654      57,085,779      8,887,900,412
                               =============     ==============     =============     ===========     ==============

      As at June 30, 2003, the cost of fully depreciated fixed assets still in use amounted to RMB519,370,075.


--------------------------------------------------------------------------------
               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  51

Financial Statements
--------------------

10.   Construction in progress

                                                                                                                         Total
                                                                                                                     additions
                                                                                    Transfer to              Source       as a
                                         January 1,                  Transfer to     intangible    June 30,  of           % of
     Name of project          Budget           2003    Additions    fixed assets         assets        2003  funds      budget
     Synthetic ammonia
       facilities      1,612,640,000  1,463,206,434  154,654,225  (1,349,930,932)  (267,929,727)         --  Borrowings/  100%
                                                                                                             working
                                                                                                             capital

     AES facilities       86,308,900     76,746,828   12,384,643     (89,131,471)            --          --  Working      103%
                                                                                                             capital

     Other (b)            81,841,000     50,718,998   42,743,683     (14,300,755)            --  79,161,926
                       -------------  -------------  -----------  --------------   ------------  ----------

                       1,780,789,900  1,590,672,260  209,782,551  (1,453,363,158)  (267,929,727) 79,161,926
                       =============
     Including:
       Interest                       ---------------------------------------------------------------------
       capitalized                      121,891,984   23,435,183    (145,327,167)            --          --
                                      ---------------------------------------------------------------------

                                      1,590,672,260                                              79,161,926
                                      =============                                              ==========


      (a) The annual capitalization rate used for determining the amount of interest capitalized as construction in progress for the six months ended June 30, 2003 is 5.50% (six months ended June 30, 2002:
            5.50%).

      (b) Other projects represent construction in progress with individual cost of less than RMB15 million.

      (c) At June 30, 2003, there was no significant impairment for construction in progress (December 31, 2002: nil).


--------------------------------------------------------------------------------
52  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

11.   Intangible assets

                                                                    Technical
                                            Land use rights          know-how            Total
      Cost
      January 1, 2003                         1,149,201,148       639,883,526    1,789,084,674
      Additions (Note V 10)                              --       267,929,727      267,929,727
                                              -------------      ------------    -------------

      June 30, 2003                           1,149,201,148       907,813,253    2,057,014,401

      Accumulated amortization
      January 1, 2003                           189,972,278       295,900,010      485,872,288
      Amortization                               11,644,665        33,653,690       45,298,355
                                              -------------      ------------    -------------

      June 30, 2003                             201,616,943       329,553,700      531,170,643
                                              -------------      ------------    -------------

      Net book value
      June 30, 2003                             947,584,205       578,259,553    1,525,843,758
                                              =============      ============    =============

      December 31, 2002                         959,228,870       343,983,516    1,303,212,386
                                              =============      ============    =============

      Remaining years of amortization         42 - 49 years      5 - 10 years
                                              =============      ============


      Pursuant to an approval document dated November 23, 1994 issued by the State Land Administration Bureau, the Company was granted the right to use the land and erect buildings on the land for a period of 50 years commencing October 1, 1994.

      The additions of intangible assets after the establishment of the Company were all acquired from third parties.

      At June 30, 2003, there was no significant impairment for intangible assets (December 31, 2002: nil).

12.   Long-term deferred expenses

                                                                                                      Remaining
                               Accumulated    January 1,                                June 30,       years of
                        Cost  amortization          2003  Additions  Amortization           2003   amortization
      Catalyst   209,767,975   108,653,023   121,559,812  1,163,124   (21,607,984)   101,114,952            1-5
      Other       11,322,461    10,835,299       986,412         --      (499,250)       487,162            1-2
                 -----------   -----------   -----------  ---------   -----------    -----------            ---
                 221,090,436   119,488,322   122,546,224  1,163,124   (22,107,234)   101,602,114
                 ===========   ===========   ===========  =========   ===========    ===========


--------------------------------------------------------------------------------
               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  53

Financial Statements
--------------------

13.   Short-term loans

                                                                   June 30,     December 31,
                                                                       2003             2002
      Guaranteed loans-- RMB                                     49,600,000       64,600,000
      Secured loans-- RMB                                                --      120,000,000
      Unsecured loans-- RMB                                   3,333,780,000    3,691,860,000
                                                              -------------    -------------

                                                              3,383,380,000    3,876,460,000
                                                              =============    =============


      At June 30, 2003, guaranteed loans totaling RMB49.6 million were guaranteed by Jilin Merchandise Group. At December 31, 2002, guaranteed loans totaling RMB49.6 million were guaranteed by Jilin Merchandise Group, the remaining guaranteed loans were guaranteed by JCGC.

      Pursuant to the loan facility commitment letter of April 11, 2003, CP Finance has confirmed to provide RMB8 billion credit facilities to the Company for a period up to December 31, 2004. At June 30, 2003, total borrowings from CP Finance amounted to RMB3.33 billion.

14.   Accounts payable, advances from customers and other payables

      Except for the payables due to PetroChina Group Companies as disclosed in Note VII (g), there are no balances included in accounts payable, advances from customers and other payables which are due to shareholders who hold more than 5% (including 5%) of the shares of the Company.

      Except for certain payables in respect of construction in progress, a portion of which was aged over 3 years, there were no balances included in other payables of which the age exceeded 3 years at the period end. There were no balances included in advances from customers of which the age exceeded 1 year at the period end.

15.   Taxes payable

                                                                   June 30,     December 31,
                                                                       2003             2002
      Value added tax                                            78,897,210     (101,830,461)
      Business tax                                                  574,905        1,525,313
      City construction and maintenance tax                      (3,419,291)      (5,123,248)
      Consumption tax                                            52,444,242       14,955,219
      Income tax                                                  2,809,745        2,809,745
      Property tax                                                   18,527           40,019
      Land use tax                                                  936,266           65,808
      Other                                                        (280,195)       1,441,257
                                                                -----------     ------------

                                                                131,981,409      (86,116,348)
                                                                ===========     ============


--------------------------------------------------------------------------------
54  JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

16.   Accrued expenses

                                                                   June 30,     December 31,
                                                                       2003             2002
      Interest expense on loans                                  45,175,530       28,397,947
      Repair and maintenance expenses                            56,193,056               --
      Public administration expenses                             25,860,000               --
      Other                                                      22,088,722               --
                                                              -------------    -------------

                                                                149,317,308       28,397,947
                                                              =============    =============


17.   Long-term liabilities due within one year

                                                                   June 30,     December 31,
                                                                       2003             2002
      Long-term loans due within one year (Note V 18)
      Guaranteed loans -- USD                                   157,467,498      156,866,458
      Unsecured loans  -- RMB                                 1,276,450,000    1,195,950,000
                       -- USD                                     6,206,799       12,413,447
                                                              -------------    -------------

                                                              1,440,124,297    1,365,229,905
                                                              =============    =============
      Other long-term liabilities due within
        one year (Note V 19)
      Guaranteed loans-- USD                                     46,287,759      202,819,359
                      -- JPY                                     47,242,898       55,687,083
                      -- EUR                                     16,018,942       36,488,431
                                                              -------------    -------------
                                                                109,549,599      294,994,873
                                                              -------------    -------------

                                                              1,549,673,896    1,660,224,778
                                                              =============    =============


18.   Long-term loans

                                                                   June 30,     December 31,
                                                                       2003             2002
      Guaranteed loans                                        1,061,476,675    1,094,950,298
      Unsecured loans                                         1,560,458,952    1,840,958,021
                                                              -------------    -------------

                                                              2,621,935,627    2,935,908,319
                                                              =============    =============


--------------------------------------------------------------------------------
               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003  55

Financial Statements
--------------------


      Details of long-term loans at June 30, 2003 are as follows:

                                                               Foreign
Name of                                    Balance at          currency Exchange Interest
lender                                  June 30, 2003 Currency  amount      rate    rate%                Due date    Conditions
Commercial and Industrial Bank           17,650,000     RMB                          6.03           July 15, 2003     Unsecured
  of China, Jihua sub-branch

Commercial and Industrial Bank            9,500,000     RMB                          6.03       December 29, 2004     Unsecured
  of China, Jihua sub-branch

CP Finance                              405,800,000     RMB                          5.59       November 15, 2003     Unsecured

CP Finance                              100,000,000     RMB                          5.67        October 30, 2003     Unsecured

CP Finance                               90,000,000     RMB                          5.59          March 15, 2004     Unsecured

CP Finance                              663,000,000     RMB                          5.59       December 18, 2003     Unsecured

CP Finance                            1,000,000,000     RMB                          5.42           March 8, 2007     Unsecured

CP Finance                              185,900,000     RMB                          5.59           July 10, 2004     Unsecured

CP Finance                              200,000,000     RMB                          5.59           July 26, 2004     Unsecured

CP Finance                               88,000,000     RMB                          5.59      September 20, 2004     Unsecured

Construction Bank of China,
  Jilin Branch                          175,155,992     USD   21,160,750  8.2774     8.66      September 30, 2009 Guaranteed by
                                                                                                                           JCGC

Construction Bank of China,
  Jilin Branch                          130,441,226     USD   15,758,720  8.2774     8.42           July 31, 2010 Guaranteed by
                                                                                                                           JCGC

Development Bank of China               117,413,421     USD   14,184,819  8.2774     5.50       December 27, 2006 Guaranteed by
                                                                                                                     PetroChina

Development Bank of China               795,933,534     USD   96,157,432  8.2774     5.50           April 1, 2012 Guaranteed by
                                                                                                                     PetroChina

Bank of China, Changchun sub-branch       6,206,799     USD      749,849  8.2774     8.30         August 28, 2003     Unsecured

Bank of China, Changchun sub-branch      77,058,952     USD    9,309,560  8.2774     --         September 9, 2029     Unsecured
                                      -------------

                                      4,062,059,924
                                      -------------

Current portion of long-term loans   (1,440,124,297)
  (Note V 17)                         -------------


                                      2,621,935,627
                                      =============


--------------------------------------------------------------------------------
56 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------

19.   Other long-term liabilities

      Other long-term liabilities include unsecured long-term loans from JCGC.


                                                   June 30,      December 31,
                                                       2003              2002    Interest rate

      Payables to JCGC
       -- Ethylene Project loans                470,837,443     1,185,891,420    2.00%-- 8.38%

      Other long-term liabilities due
        within one year (Note V 17)            (109,549,599)     (294,994,873)
                                               ------------      ------------


                                                361,287,844       890,896,547
                                               ============      ============


      The Ethylene Project loans include loans denominated in US Dollar, Japanese Yen and Euro. These loans mature on September 30, 2008.


                                           June 30, 2003                 December 31, 2002
                                       Original            RMB       Original            RMB
                                       currency     equivalent       currency     equivalent
      US Dollar                      24,982,010    206,786,090    100,959,548    835,672,463
      Japanese Yen                3,002,093,750    207,985,055  3,592,525,000    248,009,963
      Euro                            5,923,602     56,066,298     11,835,224    102,208,994
                                  -------------    -----------  -------------  -------------

                                                   470,837,443                 1,185,891,420
                                                   ===========                 =============


20.   Share capital

                                                                   June 30,     December 31,
                                                                      2003             2002
                                                                (Shares in       (Shares in
                                                                  thousand)        thousand)
      Non-listed shares:
       -- State-owned shares                                      2,396,300        2,396,300
                                                              -------------    -------------

      Listed shares:
       -- H shares and ADSs                                         964,778          964,778
       -- A shares                                                  200,000          200,000
                                                              -------------    -------------

                                                                  1,164,778        1,164,778
                                                              -------------    -------------

      Total                                                       3,561,078        3,561,078
                                                              =============    =============

      Total share capital (Rmb)                               3,561,078,000    3,561,078,000
                                                              =============    =============




--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 57

Financial Statements
--------------------



      (a) The Company issued 893,027,000 shares, with a par value of RMB1.00 each, in overseas stock exchanges on May 23, 1995, of which 89,302,700 shares were H shares and 8,037,243 shares were American Depositary Shares ("ADSs") (1 ADS = 100 H shares). The issue prices for the H shares and ADSs were HK$1.589 per H share and US$20.75 per ADS, respectively.

      (b) The Company issued 71,751,000 H shares, with a par value of RMB1.00 each, to overseas underwriters in the form of 717,510 ADSs on June 17, 1995. The issue price was US$ 20.75 per ADS. These ADSs were issued pursuant to the exercise of the over-allotment option by the underwriters in accordance with the underwriting agreement dated May 23, 1995.

      (b) Pursuant to the approval of China Securities Regulatory Commission Zhengjianfazi 1996 No. 234, the Company issued 50,000,000 A shares, with a par value of RMB1.00 each, of which 30,000,000 shares were issued to the public at RMB3.5 per share and the remaining 20,000,000 shares were issued to the Company's employees at the same price. The 30,000,000 A shares issued to the public were traded on the Shenzhen Stock Exchange on October 15, 1996 and the 20,000,000 A shares issued to the employees were traded on the Shenzhen Stock Exchange on April 15, 1997.

      (d) Pursuant to a document issued by China Securities Regulatory Commission on December 13, 1999, approval was granted to the Company to issue an additional 150,000,000 A shares with a par value of RMB1.00 each, of which 22,500,000 shares were issued to investment funds and the remaining 127,500,000 shares were issued to the Company's A shareholders at a ratio of 1:2.55 shares for each share held by such shareholders. The Company issued these shares in January 2000 at a price of RMB3.3 per share. The gross proceeds from the issue totaled RMB495,000,000; after deducting issue expenses, the net proceeds amounted to RMB485,520,000. The Company's total number of issued shares increased from 3,411,078,000 shares to 3,561,078,000 shares.

21.   Capital surplus



                                     January 1,      Additions       Decrease       June 30,
                                          2003                                         2003
      Share premium               2,281,092,338             --             --  2,281,092,338
      Reserve for non-cash
        donations received            8,408,898             --             --      8,408,898
      Reserve for equity
        investments                   4,106,100             --             --      4,106,100
      Other                              11,550             --             --         11,550
                                  -------------       -----------   ---------  -------------

                                  2,293,618,886             --             --  2,293,618,886
                                  =============       ===========   =========  =============






--------------------------------------------------------------------------------
58 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------


22.   Common reserve funds


                                     Statutory      Statutory  Discretionary
                                        common         common         common
                                  reserve fund   welfare fund   reserve fund           Total
      January 1, 2003               160,154,718    126,834,279    414,453,720    701,442,717
      Additions                              --             --             --            --
                                    -----------    -----------    -----------    -----------

      June 30, 2003                 160,154,718    126,834,279    414,453,720    701,442,717
                                    ===========    ===========    ===========    ===========


      According to the Company Law of the People's Republic of China, the Company's Articles of Association and resolutions of the Board of Directors, the Company is required to transfer 10% of each year's net profit (after netting off prior years' losses) to the statutory common reserve fund until the fund balance reaches 50% of the registered share capital after which the transfer may cease. Upon approval by the relevant authorities, this reserve can be used to make up losses or to increase share capital. Other than using the reserve to make up losses, the balance remaining after the use of this reserve to increase capital should not be less than 25% of the registered share capital.

      In addition, the Company is required to transfer 5% to 10% of each year's net profit (after netting off prior years' losses) to the statutory common welfare fund. This reserve can only be used for employees' collective welfare benefits and is not available for distribution to shareholders. When the funds from the statutory common welfare fund are utilized, the amount utilized is transferred from this fund to the discretionary common reserve fund. The amount utilized is either capitalized as assets or expensed.

      The Board of Directors may propose, subject to the approval of the shareholders' general meeting, the transfer to the discretionary common reserve fund. Upon obtaining the relevant approvals, this reserve can be used to make up prior years' losses or to increase share capital.

23.   Accumulated losses

      Accumulated losses at January 1, 2003                                     (3,700,270,377)
      Add: Net profit for the period                                               240,972,828
                                                                                --------------

      Accumulated losses at June 30, 2003                                       (3,459,297,539)
                                                                                ==============

      In accordance with the PRC Company Law and the Articles of Association of the Company, the Company is required to appropriate net profit after taxation in the following order:

      (i) to offset accumulated losses;

      (ii) to transfer 10% of profit after taxation to the statutory common reserve fund;

      (iii) to transfer 5% to 10% of profit after taxation to the statutory common welfare fund;






--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 59

Financial Statements
--------------------


      (iv) to transfer to discretionary common reserve fund according to the approval of the shareholders' general meeting;

      (v) to distribute common stock dividend.

24.   Sales revenue

      The Group's principal activities consist of the processing of crude oil and coal into petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products for sale in the PRC.


                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Petroleum products                                      4,324,838,536    1,645,651,456
      Petrochemical and organic chemical products             3,956,956,173    2,193,178,739
      Synthetic rubber products                                 535,906,626      348,246,471
      Chemical fertilizers and inorganic chemical products       67,427,451       78,099,432
      Other products and services                                        --        4,881,659
                                                              -------------    -------------
                                                              8,885,128,786    4,270,057,757
                                                              =============    =============


      The sales to the five largest customers of the Group for the period ended June 30, 2003 amounted to RMB5,860,474,177, representing 66% of Group's total sales.

25.   Cost of sales

                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Petroleum products                                      3,943,879,309    1,454,961,867
      Petrochemical and organic chemical products             3,392,251,735    1,962,327,329
      Synthetic rubber products                                 387,096,479      254,703,327
      Chemical fertilizers and inorganic chemical products       79,074,236      172,877,338
      Other products and services                                        --        3,612,283
                                                              -------------    -------------

                                                              7,802,301,759    3,848,482,144
                                                              =============    =============


26.   Sales tax and other levies

      Sales tax and other levies mainly include consumption tax, city construction and maintenance tax, and education levy.






--------------------------------------------------------------------------------
60 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------


27.   Financial expenses, net


                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Interest expense                                          236,586,684      272,063,883
      Less: Interest income                                      (2,605,822)        (412,025)
      Exchange loss                                               8,631,734       38,030,062
      Less: Exchange gain                                          (548,284)      (3,111,595)
      Other                                                       1,967,851              --
                                                                -----------      -----------

                                                                244,032,163      306,570,325
                                                                ===========      ===========

28.   Investment income/(loss)

                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Share of profit/(loss) of a jointly controlled entity       2,824,155       (4,766,492)
      Share of loss of an associated company                       (222,526)        (149,132)
                                                                  ---------       ----------

                                                                  2,601,629       (4,915,624)
                                                                  =========       ==========


29.   Non-operating expenses


                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Loss on disposal of fixed assets                            1,199,780      110,040,000
      Loss on temporary shutdown                                  6,434,901        5,780,656
      Flood fund                                                  6,036,500        6,015,249
      Other                                                       6,215,895        2,132,170
                                                                 ----------      -----------

                                                                 19,887,076      123,968,075
                                                                 ==========      ===========



--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 61

Financial Statements
--------------------


30.   Income tax

                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Income tax:
       -- Company                                                        --              --
       -- Subsidiaries                                                   --          351,996
      Deferred tax                                                       --              --
                                                                 ----------      -----------

                                                                         --          351,996
                                                                 ==========      ===========


--------------------------------------------------------------------------------
62 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                           Financial Statements
                                                           --------------------

VI. NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY

1.  Accounts receivable

                                                                 June 30,     December 31,
                                                                     2003             2002
    Accounts receivable                                     1,556,565,403    1,568,910,289
    Less: Provision for bad debts                            (897,070,233)    (865,211,208)
                                                            -------------    -------------

                                                              659,495,170      703,699,081
                                                            =============    =============

    (a) Analysis of accounts receivable's ageing and provision for bad debts:

                                           June 30, 2003                     December 31, 2002

                                                    Provision for                        Provision for
                                   Balance      %       bad debts        Balance      %      bad debts
         Ageing:
         Within 1 year         299,232,013     19             --     290,024,637     18             --
         1-2 years              23,908,970      2     (2,989,204)     40,315,395      3    (18,149,672)
         2-3 years             115,557,922      7    (50,000,574)    705,884,533     45   (314,375,812)
         More than 3 years   1,117,866,498     72   (844,080,455)    532,685,724     34   (532,685,724)
                             -------------    ---   ------------   -------------    ---   ------------

                             1,556,565,403    100   (897,070,233)  1,568,910,289    100   (865,211,208)
                             =============    ===   ============   =============    ===   ============

            There was no significant write-off of accounts receivable for the six months ended June 30, 2003 (six months ended June 30, 2002:
            nil).

      (b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

      (c) At June 30, 2003, the total balance of the five largest accounts receivable was RMB681,345,191, representing 44% of the total accounts receivable balance.

      (d) The Company's provisioning policy for doubtful debts is based on a detailed review of the collectibility of the receivable balances at period end. This provisioning policy and the basis for recognition of receivables have been consistently applied. At June 30, 2003, accounts receivable aged over 3 years which have not been provided for mainly comprise receivables due from JCGC of RMB146.79 million and third party debtors of RMB127 million, respectively. Based on a detailed review of the collectibility of the above unprovided receivable balances at June 30, 2003, management considers that there has been no change in the assessment results from prior years as these debtors are under stable operation status, have good historical repayment records and have complied with the debt repayment schedules as agreed with the Company. Accordingly, no provision is required.


--------------------------------------------------------------------------------

            JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003   63

Financial Statements
--------------------

2. Other receivables

                                                                   June 30,         December
                                                                       2003         31, 2002
      Other receivables                                         112,319,069      110,559,284
      Less: Provision for bad debts                             (76,238,317)     (76,238,317)
                                                                -----------      -----------

                                                                 36,080,752       34,320,967
                                                                ===========      ===========

      (a) Analysis of other receivables' ageing and provision for bad debts:

                                     June 30, 2003                   December 31, 2002

                                                   Provision for                       Provision for
                                  Balance      %       bad debts     Balance       %       bad debts
          Ageing:
          Within 1 year        14,806,120     13             --    11,722,821     11             --
          1-2 years             4,487,830      4     (2,332,782)    4,774,364      4      (4,152,505)
          2-3 years            26,586,041     24     (7,466,457)   69,820,950     63     (47,844,663)
          More than 3 years    66,439,078     59    (66,439,078)   24,241,149     22     (24,241,149)
                              -----------    ---    -----------   -----------    ---     -----------

                              112,319,069    100    (76,238,317)  110,559,284    100     (76,238,317)
                              ===========    ===    ===========   ===========    ===     ===========


          There was no significant write-off of other receivables for the six months ended June 30, 2003 (six months ended June 30, 2002: nil).

      (b) There are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in other receivables.

      (c) At June 30, 2003, the total balance of the five largest other receivables was RMB13,581,691, representing 12% of the total other receivables balance.

3. Long-term equity investments

                                     January 1,                                     June 30,
                                           2003      Additions       Decrease           2003
      Subsidiaries (Note (1))       110,751,579             --     (3,836,662)   106,914,917
      Jointly controlled
        entity (Note (2))            44,058,852      2,824,155             --     46,883,007
      Associated company
        (Note (2))                   18,908,478             --       (222,526)    18,685,952
                                    -----------      ---------     ----------    -----------

                                    173,718,909      2,824,155     (4,059,188)   172,483,876
                                    ===========      =========     ==========    ===========


--------------------------------------------------------------------------------

64   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                            Financial Statements
                                                            --------------------

(1)   Subsidiaries

      (a) Details of long-term investments:

                                           Percentage of equity held          Original investment

            Name of                          January 1,    June 30,    January 1,                   June 30,
            enterprise  Investment period          2003       2003           2003   Additions           2003
                                                      %          %
            Winsway  August 7, 1995 to
                       August 6, 2005                70         70     36,154,000          --     36,154,000

            Songmei  December 26, 1997 to
                       December 25, 2017             66         66     47,660,421          --     47,660,421

            Jianxiu  February 12, 2001 to
                       February 12, 2008             99         99     44,537,759          --     44,537,759

            Xinghua  February 21, 1991 to
                       February 20, 2011             75         75     19,250,000          --     19,250,000
                                                                      -----------        ----    ------------

                                                                      147,602,180          --    147,602,180
                                                                      ===========        ====    ===========

      (b) The movements of investments in subsidiaries accounted for using the equity method of accounting are as follows:

                      January 1, 2003    Additional      Share of      Dividend    June 30, 2003
                           book value    investment      net loss      received       book value
            Winsway        36,390,766            --    (1,086,865)           --       35,303,901
            Songmei        45,195,204            --    (2,385,729)           --       42,809,475
            Jianxiu        29,165,609            --      (364,068)           --       28,801,541
            Xinghua                --            --            --            --               --
                          -----------          ----    ----------          ----      -----------
                          110,751,579            --    (3,836,662)           --      106,914,917
                          ===========          ====    ==========          ====      ===========

            The status of Xinghua is described in Note IV 1.

(2) See Note V 8 for investments in jointly controlled entity and associated company.


--------------------------------------------------------------------------------

            JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003   65

Financial Statements
--------------------


4. Sales revenue

                                                                 Six months       Six months
                                                                      ended            ended
                                                              June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Petroleum products                                      4,324,838,536    1,645,651,456
      Petrochemical and organic chemical products             3,907,126,754    2,153,011,799
      Synthetic rubber products                                 535,906,626      348,246,471
      Chemical fertilizers and inorganic chemical products       67,427,451       78,099,432
      Other products and services                                        --        4,881,659
                                                              -------------    -------------

                                                              8,835,299,367    4,229,890,817
                                                              =============    =============

5. Cost of sales

                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Petroleum products                                      3,943,879,309    1,454,961,867
      Petrochemical and organic chemical products             3,360,468,765    1,937,552,266
      Synthetic rubber products                                 387,096,479      254,703,327
      Chemical fertilizers and inorganic chemical products       79,047,236      172,877,338
      Other products and services                                        --        3,612,283
                                                              -------------    -------------

                                                              7,770,491,789    3,823,707,081
                                                              =============    =============

6. Investment income/(loss)

                                                                Six months       Six months
                                                                     ended            ended
                                                             June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      Share of profit/(loss) of a jointly controlled entity       2,824,155       (4,766,492)
      Share of loss of an associated company                       (222,526)        (149,132)
      Share of loss of subsidiaries                              (3,836,662)      (2,876,664)
                                                                 ----------       ----------

                                                                 (1,235,033)      (7,792,288)
                                                                 ==========       ==========


--------------------------------------------------------------------------------

66   JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED   Interim Report 2003

                                                           Financial Statements
                                                           --------------------



VII. RELATED COMPANIES AND RELATED PARTY TRANSACTIONS

(a) Related companies in which control exists:


 Name of     Place of       Principal                     Relationship with     Nature of the         Legal
 enterprise  registration   activities                    the Company           enterprise            representative
 CNPC        PRC            Exploration, development,     Ultimate holding      State-owned           Ma Fucai
                            production and sale of          company               enterprise
                            natural resources

 PetroChina  PRC            Exploration, manufacture      Immediate holding     Joint stock           Ma Fucai
                            and sale of petroleum           company               limited company
                            and natural gas; pipeline
                            transportation,
                            manufacture and sale of
                            petrochemical products

 Winsway     PRC            Transportation of             Subsidiary            Sino-foreign equity   Ni Muhua
                            petrochemical products                               joint venture

 Songmei     PRC            Manufacture of acetic acid    Subsidiary            Sino-foreign          Ni Muhua
                                                                                 co-operative
                                                                                 joint venture

 Jianxiu     PRC            Machinery repair              Subsidiary            Joint venture         Zhang Xingfu
                            and installation


(b) Registered capital (and its movements) of related companies in which control exists:


                                     January 1,                                      June 30,
      Name                                 2003      Additions       Decrease           2003
                                       RMB'0000       RMB'0000       RMB'0000       RMB'0000
      CNPC                           11,490,000             --             --     11,490,000
      PetroChina                     17,582,418             --             --     17,582,418
      Winsway                             5,145             --             --          5,145
      Songmei                             7,200             --             --          7,200
      Jianxiu                             4,520             --             --          4,520

(c) Registered capital of the Company held by the related company which controls the Company:


      Name             January 1, 2003         Additions         Decrease         June 30, 2003
                    RMB'0000        %     RMB'0000    %     RMB'0000     %   RMB'0000        %

      PetroChina     239,630       67           --   --           --    --    239,630       67


--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 67

Financial Statements
--------------------


(d) Movements of the capital or equity of subsidiaries directly held by the
    Company:


                  Capital or                                                    Capital or
                 equity held                                                   equity held
                  at January                                                       at June
                     1, 2003         %    Additions    %    Reduction    %        30, 2003      %

      Winsway     36,154,000       70        --       --       --        --     36,154,000     70
      Songmei     47,660,421       66        --       --       --        --     47,660,421     66
      Jianxiu     44,537,759       99        --       --       --        --     44,537,759     99

(e) Related companies in which no control exists:


                                                                                               Equity
                Nature of the         Date of       Place of  Registered              percentage held          Principal
 Name              enterprise    registration   registration     capital  Currency   at June 30, 2003         activities
                                                               RMB'0000
 Jointly controlled entity
 -- BASF     Sino-foreign joint     1995.11.18     Jilin         15,000        RMB                40%   Manufacturing of
                        venture                                                                            petrochemical
                                                                                                                products

Associated company
-- Lianli    State-owned            2001.3.22      Jilin          4,221        RMB                47%          Wholesale
                                                                                                           and retail of
                                                                                                           petrochemical
                                                                                                                products

      Besides the above jointly controlled entity and associated company, CP Finance, JCGC and its subsidiaries and the Company are subsidiaries of CNPC.



--------------------------------------------------------------------------------
68 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------


(f)   Significant related party transactions


                                                                 Six months       Six months
                                                                      ended            ended
                                                              June 30, 2003    June 30, 2002
                                                                                 (Unaudited)
      CNPC Group Companies
      Interest expense                                          162,656,186      194,110,000
      Loan                                                    2,552,040,000    1,733,370,000
      Insurance program                                          19,333,263       17,215,017
      Purchase of raw materials                                   8,126,000          838,297

      JCGC Group Companies
      Sale of goods                                             436,180,413      258,500,010
      Sub-contracting fees                                        2,420,171        5,550,311
      Construction of fixed assets                               22,609,016       46,641,020
      Purchase of raw materials and spare parts                  59,370,609       73,431,030
      Fees for welfare and support services                      98,199,791       49,420,793
      Expenses paid on behalf                                     1,029,800          785,000

      PetroChina Group Companies
      Purchase of crude oil                                   4,132,059,694    2,444,807,804
      Purchase of raw materials                                 641,223,966      297,304,280
      Sale of gasoline                                        1,350,858,001      530,275,790
      Sale of diesel oil                                      2,344,455,610      784,842,019
      Sale of petrochemical goods                             1,614,840,153      817,312,876
      Expenses paid on behalf                                            --        2,200,000

      Lianli
      Sale of goods                                              20,094,310        8,107,814

      Jilian (Jilin) Petrochemicals Limited (1)
      Sale of petrochemical goods                                        --      133,102,564

      The prices of the transactions between the Group and related companies are primarily based on market prices.

      (1) Before December 2002, Jilian (Jilin) Petrochemicals Limited ("Jilian") was jointly controlled by the Company and the other joint venture partner. Therefore, Jilian was a jointly controlled entity of the Company. According to the share transfer agreement between the Company and the foreign investor of Jilian signed on August 30, 2002, the Company acquired the 35% equity interest owned by the foreign investor at a consideration of RMB135 million. The Company applied for the cancellation of the business license of Jilian which was approved on December 26, 2002. Since then, Jilian was no longer an independent entity and became a branch of the Company.





--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 69

Financial Statements
--------------------

(g)   Related party balances


                                                                   June 30,         December 31,
                                                                       2003                 2002
      Accounts receivable from
       -- PetroChina Group Companies                            210,587,906          242,923,710
       -- JCGC Group Companies                                  342,597,749          346,502,613
       -- Lianli                                                 23,883,602           24,131,819

      Accounts receivable due from related parties are for goods sold to these companies.

      Other receivables from
       -- JCGC Group Companies                                    7,797,805            8,320,638

      Other receivables due from related parties are mainly for expenses paid on their behalf.

      Advances to suppliers to
       -- JCGC Group Companies                                    5,786,899            2,772,794

      The balance mainly represents advance payments for import of machinery through JCGC.

      Accounts payable to
       -- CNPC Group Companies                                      (61,565)          (1,526,853)
       -- PetroChina Group Companies                           (116,752,880)         (58,086,005)
       -- JCGC Group Companies                                  (78,396,654)        (121,904,421)

      Advances from customers from
       -- PetroChina Group Companies                           (526,777,102)                  --
       -- JCGC Group Companies                                   (4,151,166)          (5,382,817)

      Other payables to
       -- JCGC Group Companies                                 (146,608,756)        (182,970,214)

      Short-term loans from
       -- CP Finance                                         (3,333,780,000)      (3,577,860,000)

      Long-term loans from
       -- CP Finance                                         (2,732,700,000)      (2,932,700,000)

      Other long-term liabilities from
       -- JCGC Group Companies                                 (470,837,443)      (1,185,891,420)












--------------------------------------------------------------------------------
70 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                            Financial Statements
                                                            --------------------


VIII. CAPITAL COMMITMENTS

      At the balance sheet date, capital expenditures contracted for but not recognized in the financial statements are as follows:


                                                                   June 30,     December 31,
                                                                       2003             2002
      Property, plant and equipment                              10,240,000       94,256,000


IX.   OTHER IMPORTANT MATTER

      The Company has recorded losses for three consecutive years from 2000 to 2002. Following the announcement of the Company's audited results for 2002, its A shares were suspended from trading on the Shenzhen Stock Exchange (the "Exchange") pursuant to the relevant provisions of the China Securities Regulatory Commission and the Exchange. Resumption of trading will depend on a number of factors including but not limited to the Company's profitability in the first half year of 2003.












--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 71

Supplementary Information
-------------------------

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC GAAP
(Amounts in thousands unless otherwise stated)

Effect of significant differences between PRC GAAP and IFRS on net profit/(loss) and shareholders' equity is summarised below.

Net profit/(loss)


                                                               Six months ended June 30,

                                                                     2003             2002
                                                      Notes           RMB              RMB

Net profit/(loss) as reported under PRC GAAP                      240,973         (352,531)
Adjustments to conform with IFRS:
 -- Depreciation expense due to revaluation of
      fixed assets at February 28, 1995                (i)           (726)            (726)
 -- Depreciation expense on fixed assets due to
      difference in exchange gains capitalised        (iii)        (3,655)          (3,655)
 -- Appropriation to staff bonus and welfare fund     (iv)             --             (143)
 -- Amortisation of housing subsidy cost               (v)         (4,660)          (4,660)
 -- Reversal of amortisation of land use rights       (vi)         10,911           11,647
                                                                  -------         --------

Net profit/(loss) as reported under IFRS                          242,843         (350,068)
                                                                  =======         ========




--------------------------------------------------------------------------------
72 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                       Supplementary Information
                                                       -------------------------


Shareholders' equity


                                                                  June 30,     December 31,
                                                                      2003             2002
                                                      Notes            RMB              RMB
Shareholders' equity as reported under PRC GAAP                  3,096,842        2,855,869
Adjustments to conform with IFRS:
 -- Surplus on revaluation of fixed assets
      at February 28, 1995                             (i)          29,033           29,033
 -- Deferred tax effect on revaluation surplus
      on revaluation of fixed assets
      at February 28, 1995                             (i)          (9,580)          (9,580)
 -- Depreciation expense due to revaluation
      at February 28, 1995                             (i)         (12,099)         (11,373)
 -- Difference in loss on write-off of fixed assets
      due to revaluation at February 28, 1995         (ii)          (6,309)          (6,309)
 -- Exchange gains in respect of funds borrowed
      for fixed assets                                (iii)        112,471          112,471
 -- Depreciation expense on fixed assets due to
      difference in exchange gains capitalised        (iii)        (46,039)         (42,384)
 -- Housing subsidy cost                               (v)          48,180           52,840
 -- Deferred tax effect on housing subsidy cost        (v)         (23,587)         (23,587)
 -- Adjustment of land use rights
      at January 1, 2001                              (vi)        (896,289)        (907,200)
 -- Tax adjustment                                    (vii)         33,167           33,167
                                                                 ---------        ---------

Shareholders' equity as reported under IFRS                      2,325,790        2,082,947
                                                                 =========        =========


(i) In connection with the application for listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the Company engaged American Appraisal Hong Kong Limited, independent valuers in Hong Kong, to perform a valuation of all of the Group's fixed assets as of February 28, 1995. The valuation resulted in a surplus of RMB29,033. The surplus arising from the valuation was credited to revaluation reserve. Depreciation expense under IFRS includes the effect of revaluation of fixed assets at February 28, 1995. Under PRC GAAP, this revaluation, which was not officially approved as part of the 1994 Restructuring, was not recognised. Accordingly, depreciation charge calculated under PRC GAAP is lower than that under IFRS.

(ii) In prior years, certain fixed assets including those revalued at February 28, 1995 were written off in connection with the shut down of manufacturing assets. As the effect of the February 28, 1995 has not been recognised under PRC GAAP, additional loss on write-off of fixed assets relating to the surplus arising from the February 28, 1995 revaluation was recorded in the IFRS financial statements.





--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 73

Supplementary Information
-------------------------




(iii) Under IFRS, foreign currency translation differences relating to borrowings to the extent that they are adjustments to the interest costs of funds used to finance the construction of fixed assets are capitalised. Under PRC GAAP, all foreign currency translation differences relating to funds borrowed to finance the construction of fixed assets are capitalised during the construction period. Accordingly, the cost of the underlying fixed assets as reported in the IFRS financial statements is greater than that as determined under PRC GAAP, and thus resulted in additional depreciation charge.

(iv) In 2002, a subsidiary of the Company (a Sino-foreign joint venture) made an appropriation from retained earnings to the staff and workers' bonus and welfare fund in accordance with the relevant rules and regulations in the PRC. Under IFRS, such appropriation is charged to the profit and loss account.

(v) As a result of the reorganisation of CNPC and PetroChina, PetroChina agreed to bear the cost of housing subsidy and accordingly the relevant payable to JCGC of RMB84,089, after netting off deferred tax of RMB23,587, was credited to capital reserve under IFRS. Under PRC GAAP, the payable of RMB84,089 was offset against housing subsidy cost brought forward of RMB75,681 and the balance of RMB8,408 was credited to capital reserve. Consequently, there is no amortisation of housing subsidy cost under PRC GAAP.

(vi) Under PRC GAAP, land use rights are recognised at the appraised value and amortised over 50 years. With effect from January 1, 2001, the Company has applied IAS 17 " Leases", as clarified by IAS 40 "Investment Property", to the accounting for land use rights. The Company has therefore reclassified land use rights as operating leases and is now reflecting the carrying value of land use rights at historical cost of RMB nil. Consequently, there is no amortisation of land use rights under IFRS commencing 2001.

(vii) Adjustment of deferred tax effect in (i) and (v) above.





--------------------------------------------------------------------------------
74 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                       Supplementary Information
                                                       -------------------------


SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
(Amounts in thousands unless otherwise stated)

Effect of significant differences between IFRS and US GAAP on net profit/(loss) and shareholders' equity is summarised below:

Net profit/(loss)


                                                           Six months ended June 30,

                                                       2003          2002          2003         2002
                                        Notes           RMB           RMB           US$          US$
Net profit/(loss) under IFRS                        242,843      (350,068)       29,338      (42,292)
US GAAP adjustments:
 -- Depreciation charge on
      fixed asset revaluation
      surplus on Restructuring
      and at February 28, 1995           (i)          5,611         4,886           678          590
 -- Depreciation charge on
      foreign currency
      translation difference on
      interest components
      capitalised in fixed assets        (ii)           765           765            92           92
 -- Depreciation charge on fixed
      assets revaluation surplus of
      Jilian                            (iii)            --         3,815            --          462


Net profit/(loss) under US GAAP                     249,219      (340,602)       30,108      (41,148)
                                                    =======      ========        ======      =======


Basic and diluted earnings
  per share                                         RMB0.07     (RMB0.10)       US$0.01     (US$0.01)
                                                    =======      ========        ======      =======









--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 75

Supplementary Information
-------------------------


Shareholders' equity


                                                   June 30,    December 31,      June 30,    December 31,
                                                       2003            2002          2003            2002
                                        Notes           RMB             RMB           US$             US$

Shareholders' equity as reported
  under IFRS                                       2,325,790       2,082,947       280,981         251,643
US GAAP adjustments:
 -- Fixed asset revaluation on
      Restructuring and at
      February 28, 1995                   (i)       (744,007)       (744,007)      (89,884)        (89,884)
 -- Deferred tax asset on fixed
      asset revaluation surplus on
      Restructuring                       (i)        235,941         235,941        28,504          28,504
 -- Depreciation charge on fixed
      assets due to revaluation
      on Restructuring and at
      February 28, 1995                   (i)        659,849         591,426        79,717          71,451
 -- Reversal of deferred tax liability
      on fixed asset revaluation
      surplus at February 28, 1995        (i)          9,580           9,580         1,157           1,157
 -- Reduction in loss on write-off of
      fixed assets                        (i)         11,532          11,532         1,393           1,393
 -- Reversal of writedown in carrying
      amount (net of minority
      interests) of fixed assets          (i)        322,240         322,240        38,930          38,930
 -- Foreign currency translation
      difference on interest
      components capitalised in
      fixed assets                       (ii)        (30,616)        (30,616)       (3,699)         (3,699)
 -- Depreciation charge on foreign
      currency translation difference
      on interest components
      capitalised in fixed assets        (ii)          9,951          9,186         1,202            1,110
 -- Gain on transfer of fixed assets
      to Jilian                         (iii)       (65,320)        (65,320)       (7,891)          (7,891)
 -- Depreciation charge on fixed
      asset revaluation surplus of
      Jilian                            (iii)            --          62,812            --            7,588
 -- Tax adjustment                       (iv)      (245,521)       (245,521)      (29,661)         (29,661)
                                                  ---------       ---------       -------          -------

Shareholders' equity as reported
  under US GAAP                                   2,489,419       2,240,200       300,749          270,641
                                                  ---------       ---------       -------          -------
                                                  ---------       ---------       -------          -------





--------------------------------------------------------------------------------
76 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                       Supplementary Information
                                                       -------------------------



(i)   Revaluation of fixed assets

      On September 30, 1994, the fixed assets transferred to the Company by Jilin Chemical Industrial Corporation as part of the Restructuring were appraised, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC. The revaluation of the fixed assets transferred resulted in RMB714,974 in excess of the prior carrying value and was recorded in share capital and capital reserve and not as a revaluation reserve. The depreciation charge on the revaluation surplus for the six months ended June 30, 2003 was RMB4,885 (2002: RMB4,160), including the depreciation charge of RMB3,815 on the revaluation surplus of Jilian (previously a jointly controlled entity of the Company) reclassified since 2003 as a result of the Company's acquisition of the remaining 35% equity interest in Jilian in December 2002. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charge is reversed. A deferred tax asset of RMB235,941 (2002: RMB235,941) relating to the reversal of the revaluation effect was established, together with a corresponding increase in shareholders' equity.

      On February 28, 1995, the Group's fixed assets were further revalued by a firm of independent valuers registered in Hong Kong to satisfy the Hong Kong Stock Exchange listing requirements. This revaluation, which resulted in an additional revaluation surplus of RMB29,033, was not recognised by the PRC authorities and was therefore not recorded in the statutory accounting books. A deferred tax liability of RMB9,580 was created under IFRS with a corresponding decrease in revaluation surplus. The depreciation charge on the revaluation surplus for the six months ended June 30, 2003 was RMB726 (2002: RMB726). For purposes of reconciling to the US GAAP financial data, the revaluation surplus, the related depreciation charge and the tax effect are reversed.

      In prior years, certain fixed assets with a net book value of RMB283,418 (RMB2,526 related to revaluation surplus recorded in share capital and capital reserve) were written off as a charge to the income statement in connection with the shut down of manufacturing assets. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation relating to the write-off of fixed assets is reversed.

      As at December 31, 2002, the directors of the Company compared the carrying amount of the Group's property, plant and equipment to their estimate of its fair value, and on the basis of this review, made an adjustment to reduce the carrying amount by RMB323,844. Under IFRS, the adjustment arising from the comparison, net of minority interests of RMB1,604, amounting to RMB322,240 was charged to the income statement. For purposes of reconciling to the US GAAP financial data, the write-down adjustment is reversed since the related undiscounted cash flows adequately recover the carrying value of these assets despite a decrease in fair value.

(ii)  Foreign exchange losses

      Under US GAAP, foreign exchange losses are expensed in the period in which they occur.

      Under IFRS, the Group capitalised foreign currency translation difference relating to borrowings to the extent that these are adjustments to the interest costs of funds used to finance the construction of fixed assets during the period of construction. For purposes of reconciling to the US GAAP financial data, the effect of the capitalised foreign currency translation difference and the related depreciation charge is reversed.



--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 77

Supplementary Information
-------------------------



(iii) Fixed assets transferred to Jilian

      During the period ended December 31, 1994, certain fixed assets of the Company were appraised and transferred to Jilian, which was 65% owned and jointly controlled by the Company prior to December 2002 when the Company acquired the 35% minority interest. At the time of the 1994 transfer, the Company retained 65% of revaluation surplus arising from the appraisal of these assets which amounted to RMB121,309 within the revaluation reserve and recognized a gain of RMB65,320, representing 35% of revaluation surplus, from the transfer to the other joint venture partner of a 35% interest in the fixed assets. The depreciation charge on the revaluation surplus related to these assets for the six months ended June 30, 2003 was RMB3,815 (2002: RMB3,815). For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charge and the gain on the transfer is reversed. In addition, as the Company acquired the remaining 35% equity interest in Jilian in December 2002, Jilian has become a branch of the Company. Therefore, since 2003, the reversed depreciation charge on the revaluation surplus for Jilian's fixed assets has been included in the Company's depreciation charge on fixed assets due to revaluation on Restructuring and at February 28, 1995 for the reconciliation to US GAAP.

(iv)  Tax adjustment

      As there is uncertainty as to whether the deferred tax asset established in (i) above can be fully realised, a valuation allowance for the deferred tax asset is made.

(v) Amounts in Renminbi have been converted into United States dollars at the respective rates of US$1.00: RMB8.2774 announced by the People's Bank of China as at June 30, 2003. No representation is made that the Renminbi amounts could have been, or could be converted into US dollars at that rate.




--------------------------------------------------------------------------------
78 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003

                                                       Supplementary Information
                                                       -------------------------


ASSET IMPAIRMENT PROVISION AS AT JUNE 30, 2003


                                                                  As at                      Current
Items                                                         January 1, 2003            period addition
                                                              Group       Company         Group       Company
1. Bad debt provision                                   941,453,082   941,449,525    31,859,025    31,859,025

   Including: Accounts receivable                       865,214,765   865,211,208    31,859,025    31,859,025
              Other receivables                          76,238,317    76,238,317            --            --

2. Provision for impairment of short-term investments
   Including: Equity investments
              Bond investments

3. Inventory provision1                                  78,763,560   178,763,560    11,824,917    11,587,920
   Including: Raw materials                              46,670,167    46,670,167     8,204,868     8,204,868
              Work in progress                            8,360,704     8,360,704            --            --
              Finished goods                             27,515,961    27,515,961     3,092,698     2,855,701
              Spare parts                                96,216,728    96,216,728            --            --
              Low value consumables
              and packing materials                              --            --       527,351       527,351

4. Provision for impairment of long-term investments
   Including: Long-term equity investments
              Long-term bond investments

5. Provision for impairment
     of fixed assets                                    323,843,932   309,861,188            --            --
   Including: Buildings                                  58,153,374    57,553,374            --            --
              Machinery                                 208,243,922   206,691,178            --            --
              Equipment                                  52,908,460    44,378,460            --            --
              Motor vehicles                              4,538,176     1,238,176            --            --

6. Provision for impairment
    of intangible assets
   Including: Technical know-how
              Patent

7. Provision for impairment of construction in progress

8. Provision for trust loan




                                                                 Current
Items                                                        period reduction               As at June 30, 2003
                                                              Group        Company           Group        Company
1. Bad debt provision                                             --             --    973,312,107   973,308,550

   Including: Accounts receivable                                 --             --    897,073,790   897,070,233
              Other receivables                                   --             --     76,238,317    76,238,317

2. Provision for impairment of short-term investments
   Including: Equity investments
              Bond investments

3. Inventory provision1                                  (12,218,290)   (12,218,290)   178,370,187   178,133,190
   Including: Raw materials                                       --             --     54,875,035    54,875,035
              Work in progress                            (5,261,110)    (5,261,110)     3,099,594     3,099,594
              Finished goods                                      --             --     30,608,659    30,371,662
              Spare parts                                 (6,957,180)    (6,957,180)    89,259,548    89,259,548
              Low value consumables
              and packing materials                               --             --        527,351       527,351

4. Provision for impairment of long-term investments
   Including: Long-term equity investments
              Long-term bond investments

5. Provision for impairment
     of fixed assets                                              --             --    323,843,932   309,861,188
   Including: Buildings                                           --             --     58,153,374    57,553,374
              Machinery                                           --             --    208,243,922   206,691,178
              Equipment                                           --             --     52,908,460    44,378,460
              Motor vehicles                                      --             --      4,538,176     1,238,176

6. Provision for impairment
    of intangible assets
   Including: Technical know-how
              Patent

7. Provision for impairment of construction in progress

8. Provision for trust loan









--------------------------------------------------------------------------------
                JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003 79

Documents Available for Inspection and Address for
Inspection of Documents
--------------------------------------------------


1. The original 2003 interim report of the Company duly signed by the Chairman of the Board;

2. The original financial statements for the six months ended 30th June, 2003 prepared in accordance with PRC GAAP and IFRS respectively duly signed by the legal representative, the financial controller and the chief of the Financial Department of the Company;

3. Original copy of the auditors' report duly executed under the seal of PricewaterhouseCoopers Zhong Tian CPAs Company Limited by a PRC registered accountant;

4. The original announcements and all other documents disclosed by the Company in the newspapers designated by CSRC during the reporting period;

5.    The articles of association of the Company;

6.    The interim report published in Hong Kong.

      Address for inspection of the above documents:
      Jilin Chemical Industrial Company Limited
      The Secretary's Office to the Board of Directors
      No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the PRC
          Tel : (86432) 3903651
          Fax : (86432) 3028126

Note: This interim report is prepared in both Chinese and English. In the event of any inconsistency between the two versions, the Chinese version shall prevail.




--------------------------------------------------------------------------------
80 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED Interim Report 2003